B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended September 30, 2025

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 5, 2025 and contains certain "forward-looking information" and “forward-looking statements” under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Cautionary Statement on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and nine months ended September 30, 2025 and the annual consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2024. The unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IAS 34"). The unaudited condensed interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis.

Additional information related to B2Gold, including our Annual Information Form, is available on the Company's website www.b2gold.com and on SEDAR+ at www.sedarplus.ca.

OVERVIEW
B2Gold is a Vancouver-based gold producer with four operating mines: the Goose Mine in Canada, the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. On October 6, 2025, the Company announced that the Goose Mine had achieved commercial production on October 2, 2025. The Company also holds an approximately 33% interest in Versamet Royalties Corporation ("Versamet") and a portfolio of exploration and development projects in a number of countries including Mali, Colombia, Finland and Kazakhstan.
Summary
Consolidated gold revenue for the third quarter of 2025 was $783 million on sales of 249,925 ounces (including $29 million on sales of 7,685 ounces of pre-commercial production from the Goose Mine) at an average price of $3,133 per ounce compared to $448 million on sales of 180,525 ounces at an average price of $2,483 per ounce in the third quarter of 2024. The increase in gold revenue of 75% ($334 million) was attributable to a 26% increase in average realized gold price and a 38% increase in gold ounces sold. Consolidated gold revenue for the first nine months of 2025 was $2,007 million on sales of 644,307 ounces (including $29 million on sales of 7,685 ounces of pre-commercial production from the Goose Mine) at an average price of $3,115 per ounce compared to $1,402 million on sales of 613,731 ounces at an average price of $2,285 per ounce in the first nine months of 2024. The increase in gold revenue of 43% ($605 million) was mostly attributable to a 36% increase in the average realized gold price. Consolidated gold revenue for the three and nine-month periods ending September 30, 2025 includes $144 million ($2,177 per ounce sold) related to the delivery of 66,192 ounces under the Company’s series of prepaid gold sales (the "Gold Prepay") obligations. Revenues received under the Gold Prepay contracts entered into in January 2024 were initially deferred and are being recognized upon delivery of the underlying contract gold ounces over the period from July 2025 to June 2026.
For the third quarter of 2025, total gold production from the Fekola, Masbate and Otjikoto Mines was 240,507 ounces, 2% (5,631 ounces) higher than budget and 33% (59,954 ounces) higher compared to the third quarter of 2024. Consolidated gold production, including 13,862 ounces of pre-commercial production from the Goose Mine was 254,369 ounces. For the third quarter of 2025, production from the Fekola, Masbate and Otjikoto mines were 1% (1,537 ounces), 2% (1,087 ounces) and 10% (4,112 ounces) higher than budget, respectively (refer to "Review of Mining Operations and Development Projects" section below). In the third quarter of 2025, the Fekola Mine produced 88% (68,676 ounces) more than the third quarter of 2024. The Masbate and Otjikoto Mines were 1% (696 ounces) and 15% (8,026 ounces), respectively, lower than the third quarter of 2024. Total gold production from the Fekola, Masbate and Otjikoto Mines was 662,021 ounces in the first nine months of 2025, 4% (26,424 ounces) higher than budget and 10% (62,888 ounces) higher than the first nine months of 2024. Consolidated gold production for the first nine months of 2025, including 14,554 ounces of pre-commercial production from the Goose Mine, was 676,575 ounces. For the first nine months of 2025, production from the Fekola, Masbate and Otjikoto mines were 2% (7,137 ounces), 9% (11,976 ounces) and 6% (8,416 ounces) higher than budget, respectively (refer to "Review of Mining Operations and Development Projects" section below). In the first nine months of 2025, the Fekola, Masbate and Otjikoto Mines produced 19% (58,118 ounces) 1% (2,114 ounces) and 2% (2,656 ounces) more, respectively, than the first nine months of 2024. Commercial production at the Goose Mine was achieved on October 2, 2025 and is expected to ramp up to full name-plate capacity by the end of 2025.
For the third quarter of 2025, consolidated cash operating costs1, excluding pre-commercial production from the Goose Mine, were $780 per gold ounce produced ($768 per gold ounce sold), $106 (12%) lower than budget and $281 (26%) per gold ounce produced lower than the third quarter of 2024. For the first nine months of 2025, consolidated cash operating costs, excluding pre-commercial production from the Goose Mine, were $783 per gold ounce produced ($799 per gold ounce sold), $121 (13%) lower than budget and $82 (9%) per gold ounce produced higher than the first nine months of 2024. Cash operating costs per ounce produced for the third quarter of 2025 were lower than budget largely as a result of higher than budgeted gold production, lower than budgeted fuel costs, and a weaker Namibian dollar foreign exchange rate. Cash operating costs per ounce produced for the first nine months of 2025 were lower than budget largely as a result of lower than budgeted fuel costs and higher than budgeted production.
Consolidated all-in sustaining costs2 for the third quarter of 2025, excluding pre-commercial production from the Goose Mine, were $1,479 per gold ounce sold compared to budget of $1,498 per gold ounce sold and $1,650 per gold ounce sold for the third quarter of 2024. Consolidated all-in sustaining costs for the third quarter of 2025 were broadly in line with budget as lower than budgeted production costs per gold ounce sold and lower than budgeted sustaining capital expenditures were offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures were mainly a result of timing of expenditures and the majority of expenditures are expected to be incurred in the fourth quarter of 2025. Consolidated all-in sustaining costs for the first nine months of 2025 were $1,508 per gold ounce sold compared to budget of $1,552 per gold ounce sold and $1,400 per gold ounce sold for the first nine months of 2024. Consolidated all-in sustaining costs for the first nine months of 2025 were $43 (3%) per gold ounce sold lower than budget due to lower than budgeted production costs per gold ounce sold and lower than budgeted sustaining capital expenditures partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures were mainly a result of timing of expenditures and are expected to be incurred in the fourth quarter of 2025.
1 “Cash operating costs” a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
2 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

Total production from the Fekola, Masbate and Otjikoto mines remains unchanged and is expected to be between 890,000 and 965,000 ounces of gold. Forecast production for the Goose Mine for 2025 has been impacted by crushing plant capacity shortfalls in the third quarter of 2025, and lower than budgeted gold grades arising from temporary delays in accessing higher-grade ore from the Umwelt underground in the third and early fourth quarter of 2025. Gold production guidance for the Goose Mine is now forecast to be between 50,000 to 80,000 ounces (previous guidance range of 80,000 to 110,000 ounces) in 2025. Mining and processing of higher-grade ore from the Umwelt underground commenced in late October 2025, and is expected to be a strong contributor of high-grade ore for the next few years. Consolidated cash operating cost guidance for the Fekola Complex, Masbate Mine and Otjikoto Mine's for 2025 remains unchanged and is forecast to be between $740 and $800 per gold ounce produced. Post-commercial production cash operating costs3 for the Goose Mine in 2025 are now forecast to be between $2,300 and $2,360 per gold ounce produced (previous guidance range was between $1,520 and $1,580 per gold ounce produced). Higher royalties than previously forecast are expected at each of the Company's operations as a result of the current higher gold price environment. As a result, consolidated all-in sustaining cost guidance for the Fekola Complex, Masbate Mine and Otjikoto Mine for 2025 are forecast to be at the upper end of the Company's consolidated guidance range of between $1,460 and $1,520 per ounce sold. All-in sustaining cost guidance for the Goose Mine is now forecast to be between $3,290 and $3,350 per ounce sold (previous guidance range of between $1,900 and $2,000 per ounce sold).

For the third quarter of 2025, the Company generated net income of $23 million compared to a net loss of $631 million in the third quarter of 2024, including net income attributable to the shareholders of the Company of $19 million ($0.01 per share) in the third quarter of 2025 compared to net loss attributable to the shareholders of the Company of $634 million ($0.48 per share) in the third quarter of 2024. Adjusted net income attributable to the shareholders of the Company (refer to "Non-IFRS Measures") for the third quarter of 2025 was $180 million ($0.14 per share) compared to adjusted net income of $29 million ($0.02 per share) in the third quarter of 2024. Adjusted net income in the third quarter of 2025 excluded a loss on change in fair value of the gold stream obligation of $28 million and unrealized losses on derivative instruments of $102 million. For the first nine months of 2025, the Company generated net income of $246 million compared to a net loss of $617 million in the first nine months of 2024, including net income attributable to the shareholders of the Company of $231 million ($0.18 per share) in the first nine months of 2025 compared to net loss attributable to the shareholders of the Company of $618 million ($0.47 per share) in the first nine months of 2024. Adjusted net income attributable to the shareholders of the Company for the first nine months of 2025 was $465 million ($0.35 per share) compared to adjusted net income attributable to the shareholders of the Company of $189 million ($0.14 per share) in the first nine months of 2024. Adjusted net income in the first nine months of 2025 excluded the unrealized losses on derivative instruments of $172 million, realized gain of $8 million on the total return swap, a loss on change in fair value of the gold stream obligation of $80 million, deferred income tax recovery of $17 million, and write-down of mining interests of $5 million.
Cash flow provided by operating activities was $171 million in the third quarter of 2025 compared to an outflow of $16 million in the third quarter of 2024, an increase of $187 million due mainly to higher revenues and lower long-term working capital outflows. Cash income and withholding tax payments in the third quarter of 2025 totalled $33 million (third quarter of 2024 - $50 million). Cash flow provided by operating activities was $605 million in the first nine months of 2025 compared to $757 million in the first nine months of 2024, a decrease of $152 million due mainly to $500 million of proceeds received from the Gold Prepay in January 2024 partially offset by higher gold revenues in the first nine months of 2025. Cash income and withholding tax payments in the first nine months of 2025 totalled $203 million (first nine months of 2024 - $222 million). Based on actual results for the nine months of 2025 and revised forecast assumptions, including an average forecast gold price of $4,100 per ounce in the fourth quarter of 2025, the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2025 of approximately $532 million (previous estimate was $423 million).
B2Gold continues to maintain a strong financial position and liquidity. At September 30, 2025, the Company had cash and cash equivalents of $367 million (December 31, 2024 - $337 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $35 million (December 31, 2024 - $321 million). Working capital at September 30, 2025 reflects the increase in portion of the Company's Gold Prepays classified as current liabilities. During the first nine months of 2025, the Company repaid the outstanding balance of $400 million on the Company's $800 million revolving credit facility ("RCF"), and then drew down $200 million in the third quarter of 2025, leaving $600 million remaining available for future draw downs. Subsequent to September 30, 2025, on October 3, 2025 the Company repaid a further $50 million of the outstanding balance on the RCF.
On January 28, 2025, the Company issued convertible senior unsecured notes (the "Notes”) with an aggregate principal amount of $460 million. The Notes bear interest at a rate of 2.75% per annum, payable semi-annually on February 1st and August 1st of each year commencing from August 1, 2025 and mature on February 1, 2030. The initial conversion rate for the Notes is 315.2088 common shares of B2Gold (“Shares”) per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.17 per Share. The initial conversion rate represented a premium of approximately 35% relative to the closing sale price of the Shares on January 23, 2025 and is subject to adjustment in certain events. The Company has the right to redeem the Notes in certain circumstances and holders have the right to require the Company to repurchase their Notes upon the occurrence of certain events. The Notes are the Company's senior unsecured obligations and rank equally with all of the Company's existing and future senior unsecured indebtedness. The Notes are effectively subordinated to all of the Company's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The Notes are structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries.
3 "Cash operating costs" and “All-in sustaining costs” are non-IFRS measure's; for a description of how The Company calculates this measure refer to “Non-IFRS Measures”

On April 1, 2025, the Toronto Stock Exchange accepted the notice of the Company’s intention to implement a normal course issuer bid, which became effective on April 3, 2025 and will expire no later than April 2, 2026. During the third quarter of 2025, the Company bought back 2 million shares for $10 million under the normal course issuer bid.
On July 14, 2025, the Company announced the results of a 2025 Gramalote Feasibility study which demonstrated that the Gramalote Project has a meaningful production profile, favorable metallurgical characteristics and positive project economics. The study assumes a mill with an annual processing rate of 6.0 million tonnes per annum, an initial open pit mine life of 11 years, and a processing life of 13 years. The study shows average annual grade processed over the first five years of 1.23 grams per ton ("g/t"), with a life of mine grade of 0.96 g/t and average annual gold production over the first five years of 227,000 ounces of gold per year, with life-of-mine average annual gold production of 177,000 ounces per year. Financial results include all-in sustaining costs of $985 per ounce over the life of the project, with an after tax net present value of $941 million and an internal rate of return of 22.4% assuming a $2,500 per ounce gold price.

On July 30, 2025, the State of Mali granted approval for the Company to commence underground operations, including stope ore production, at the Fekola Mine. Throughout 2024 and 2025, the Company has been carrying out underground exploration development work at the Fekola Mine in anticipation of the receipt of approval to commence underground operations, including stope ore production, at the Fekola Mine (the "Underground Mining Approval). This includes more than 9,300 meters of development work plus the installation of all required underground mining infrastructure. After receipt of the Underground Mining Approval, the Company commenced stope ore production at Fekola underground. Fekola underground performance has exceeded expectations since receipt of the underground mining approval in late July 2025, and is now anticipated to contribute between 30,000 and 40,000 ounces of gold production this year (original guidance range of 25,000 to 35,000 ounces), and is expected to ramp up significantly in 2026 and subsequent years.
On September 15, 2025, the Company announced the approval of a development decision on the Antelope underground deposit at the Otjikoto Mine. Subsequent to the release of the Preliminary Economic Assessment results for the Antelope deposit on February 4, 2025, the Company has completed further optimization work on a small-scale, low-cost, underground gold mine at Antelope, and believe that the estimated pre-production capital cost can be reduced from $129 million to $105 million. The majority of pre-production capital is estimated to be spent in 2026 and 2027, with production from Antelope having the potential to increase Otjikoto Mine gold production to approximately 110,000 ounces per year over the life of the Antelope underground mine.
During the third quarter of 2025, the Fekola Mine celebrated the significant milestone of 4 million ounces of gold produced since inception of the project.
During the first nine months 2025, the Masbate Mine reached 3 million ounces of gold produced since the inception of the project (including production prior to its acquisition by B2Gold).
In the first nine months of 2025, the Company’s Board of Directors ("Board") declared three quarterly cash dividends of $0.02 per common share each (or an expected $0.08 per share on an annualized basis). The declaration and payment of future quarterly dividends remains at the sole discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.
On October 6, 2025, the Company announced that the Goose Mine had achieved commercial production on October 2, 2025, based on an internal commercial production measure of 30 consecutive days with an average mill throughput of 65% or greater of mill design capacity of 4,000 tonnes per day (“tpd”). From September 3, 2025 through October 2, 2025, the mill achieved an average throughput of 2,652 tpd, which represents 66% of design capacity.
The Company now estimates that gold production at the Goose Mine in 2025 will be between 50,000 and 80,000 ounces (previous guidance range of 80,000 to 110,000 ounces) reflecting the crushing plant capacity shortfall in the third quarter of 2025 and lower than forecast production in the fourth quarter of 2025.

REVIEW OF FINANCIAL RESULTS
Selected Quarterly Financial and Operating Results

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

Gold revenue ($ in thousands)	782,948	448,229	2,007,261	1,402,242
Net income (loss) ($ in thousands)	23,123	(631,032)	246,440	(617,328)
Earnings (loss) per share – basic(1) ($/ share)	0.01	(0.48)	0.18	(0.47)
Earnings (loss) per share – diluted(1) ($/ share)	0.01	(0.48)	0.16	(0.47)
Cash provided (used) by operating activities ($ thousands)	171,390	(16,099)	605,259	757,060
Average realized gold price ($/ ounce)	3,133	2,483	3,115	2,285
Adjusted net income(1)(2) ($ in thousands)	179,913	29,157	464,602	189,109
Adjusted earnings per share(1)(2) – basic ($)	0.14	0.02	0.35	0.14
Consolidated operations results:
Gold sold including pre-commercial production from the Goose Mine (ounces)	249,925	180,525	644,307	613,731
Gold sold excluding pre-commercial production from the Goose Mine (ounces)	242,240	180,525	636,622	613,731
Gold produced including pre-commercial production from the Goose Mine (ounces)	254,369	180,553	676,575	599,133
Gold produced excluding pre-commercial production from the Goose Mine (ounces)	240,507	180,553	662,021	599,133
Production costs ($ in thousands)	195,154	192,408	517,511	500,452
Cash operating costs(2)(4) ($/ gold ounce sold)	768	1,066	799	815
Cash operating costs(2)(4) ($/ gold ounce produced)	780	1,061	783	852
Total cash costs(2)(4) ($/ gold ounce sold)	1,149	1,248	1,133	972
All-in sustaining costs(2)(4) ($/ gold ounce sold)	1,479	1,650	1,508	1,400
Operations results including equity investment in Calibre(3):
Gold sold including pre-commercial production from the Goose Mine (ounces)	249,925	180,525	644,307	633,375
Gold produced excluding pre-commercial production from the Goose Mine (ounces)	240,507	180,553	662,021	618,777
Production costs ($ in thousands)	195,154	192,408	517,511	525,578
Cash operating costs(2)(4) ($/ gold ounce sold)	768	1,066	799	830
Cash operating costs(2)(4) ($/ gold ounce produced)	780	1,061	783	865
Total cash costs(2)(4) ($/ gold ounce sold)	1,149	1,248	1,133	984
All-in sustaining costs(2)(4) ($/ gold ounce sold)	1,479	1,650	1,508	1,405
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
(3) Production from Calibre Mining Corp.'s ("Calibre") La Libertad, El Limon and Pan mines is presented on an approximate 24% basis until January 24, 2024 and 14% subsequently until June 20, 2024 which represented the Company’s indirect ownership interest in Calibre's operations through its equity investment in Calibre. On June 20, 2024, the Company reduced its ownership interest to approximately 4% and determined that it no longer had significant influence over Calibre and as a result, after June 20, 2024, no longer recorded attributable production representing its indirect ownership interest in Calibre's mines through an equity investment.
(4) Cash operating costs per gold ounce sold, cash operating costs per gold ounce produced, total cash costs per gold ounce sold and all-in sustaining costs per gold ounce sold do not include the results of pre-commercial production from the Goose Mine.
Third quarter 2025 and 2024
Revenue
Consolidated gold revenue for the third quarter of 2025 was $783 million on sales of 249,925 ounces (including $29 million on sales of 7,685 ounces of pre-commercial production from the Goose Mine) at an average price of $3,133 per ounce compared to $448 million on sales of 180,525 ounces at an average price of $2,483 per ounce in the third quarter of 2024. The increase in gold revenue of 75% ($334 million) was attributable to a 26% increase in average realized gold price and a 38% increase in gold ounces sold.

In the third quarter of 2025, the Fekola Mine accounted for $473 million (third quarter of 2024 - $195 million) of gold revenue from the sale of 137,360 ounces (third quarter of 2024 - 78,889 ounces), the Masbate Mine accounted for $226 million (third quarter of 2024 - $120 million) of gold revenue from the sale of 64,043 ounces (third quarter of 2024 - 47,960 ounces) and the Otjikoto Mine accounted for $143 million (third quarter of 2024 - $133 million) of gold revenue from the sale of 40,837 ounces (third quarter of 2024 - 53,676 ounces). Consolidated gold revenue for the three and nine-month periods ending September 30, 2025 includes $144 million ($2,177 per ounce sold) related to the delivery of 66,192 ounces under the Company’s Gold Prepay obligations. Commencing on July 31, 2025, the Company started delivery of ounces under its Gold Prepay obligations which require the Company to deliver 22,064 ounces per month for the until June 2026 to satisfy delivery of the total Gold Prepay obligation of 264,768 ounces in full. During this period, revenue recognized for the Gold Prepay ounces will total $580 million, reflecting the average gold forward price of $2,191 per ounce realized at the inception of the Gold Prepay. The ounces to be delivered may be sourced from any of the Company’s operations.

Production and operating costs
For the third quarter of 2025, total gold production from the Fekola, Masbate and Otjikoto Mines was 240,507 ounces, 2% (5,631 ounces) higher than budget and 33% (59,954 ounces) higher compared to the third quarter of 2024. Consolidated gold production, including 13,862 ounces of pre-commercial production from the Goose Mine was 254,369 ounces. For the third quarter of 2025, production from the Fekola, Masbate and Otjikoto mines were 1% (1,537 ounces), 2% (1,087 ounces) and 10% (4,112 ounces) higher than budget, respectively (refer to "Review of Mining Operations and Development Projects" section below). In the third quarter of 2025, the Fekola Mine produced 88% (68,676 ounces) more than the third quarter of 2024. The Masbate and Otjikoto Mines were 1% (696 ounces) and 15% (8,026 ounces), respectively, lower than the third quarter of 2024.
For the third quarter of 2025, cash operating costs (refer to "Non-IFRS Measures"), excluding pre-commercial production from the Goose Mine, were $780 per gold ounce produced ($768 per gold ounce sold), $106 (12%) lower than budget and $281 (26%) per gold ounce produced lower than the third quarter of 2024. Cash operating costs per ounce produced for the third quarter of 2025 were lower than budget largely as a result of higher than budgeted gold production, lower than budgeted fuel costs, and a weaker Namibian dollar foreign exchange rate. Compared to the third quarter of 2024, cash operating costs per ounce produced for the third quarter of 2025 were lower mainly due to higher ounces produced in the third quarter of 2025.

Consolidated all-in sustaining costs4 for the third quarter of 2025, excluding pre-commercial production from the Goose Mine, were $1,479 per gold ounce sold compared to budget of $1,498 per gold ounce sold and $1,650 per gold ounce sold for the third quarter of 2024. All-in sustaining costs for the third quarter of 2025 were in line with budget as lower than budgeted production costs per gold ounce sold and lower than budgeted sustaining capital expenditures were offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures were mainly a result of timing of expenditures and the majority of expenditures are expected to be incurred in the fourth quarter of 2025.
Depreciation and depletion
Depreciation and depletion expense included in total cost of sales was $105 million in the third quarter of 2025, which was 19% higher than the third quarter of 2024. Depreciation per gold ounce sold was higher due to the impact of higher gold ounces sold and lower recoverable ounces included in the depreciation base for the third quarter of 2025.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $93 million for the third quarter of 2025 compared to $33 million for the third quarter of 2024. The 182% increase in royalties and production taxes was due to a 40% increase in the average realized gold price, and higher revenue-based production taxes and State of Mali funds applicable to the Fekola Mine, which became effective in March 2025.
Other
General and administrative (“G&A”) costs relate primarily to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A for the third quarter of 2025 was $15 million, which was 15% higher than the third quarter of 2024 due to higher bank charges in Mali.
Share-based payment expense for the third quarter of 2025 was $7 million, an increase of $2 million over the third quarter of 2024 as a result of higher mark-to-market adjustments on the Company's deferred share unit plan.
The Company reported $15 million in foreign exchange losses for the third quarter of 2025 compared to foreign exchange gains of $6 million in the third quarter of 2024 reflecting losses on cash repatriation from Mali in the third quarter of 2025.
For the third quarter of 2025, other operating expenses totalled $7 million, which included $2 million for non-capital exploration and $4 million for losses on disposal of fixed assets.
4 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

The Company reported $5 million in interest and financing expense during the third quarter of 2025 which was approximately in line with the third quarter of 2024. The Company reported interest income of $3 million in the third quarter of 2025 compared to $4 million in the third quarter of 2024.
The Company recorded losses on derivative instruments of $106 million for the third quarter of 2025. The losses for the third quarter of 2025 primarily consist of unrealized losses of $103 million on the Company's gold collars.
The Company reported a loss on change in fair value of the gold stream obligation of $28 million for the third quarter of 2025 resulting from increases in long-term gold price assumptions and changes in interest rates compared to a loss on change in fair value of the gold stream obligation of $2 million for the third quarter of 2024.
For the third quarter of 2025, the Company recorded a net current income and other tax expense of $144 million, compared to $75 million in the third quarter of 2024, consisting of current income tax of $113 million (Q3 2024 - $74 million, including a $30 million accrual for tax audit settlements), the existing 20% priority dividend to the State of Mali of $28 million (Q3 2024 - $2 million recovery), and withholding tax (on intercompany dividends/management fees) of $3 million (Q3 2024 - $3 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. In the third quarter of 2025, the priority dividend rate was 20%, pursuant to the Memorandum of Understanding signed with the State of Mali in September 2024, whereas in the third quarter of 2024 the priority dividend rate was 10%. Compared to the third quarter of 2024, current tax expense in the third quarter of 2025 was $39 million higher mainly as higher taxable income in the current quarter. The priority dividends were $30 million higher mainly due to the increase in the priority dividend rate and higher net income in the third quarter of 2025. For the third quarter of 2025, the Company recorded a deferred income tax expense of $31 million compared to a deferred income tax recovery of $15 million in the third quarter of 2024.

For the third quarter of 2025, the Company generated net income of $23 million compared to a net loss of $631 million in the third quarter of 2024, including net income attributable to the shareholders of the Company of $19 million ($0.01 per share) in the third quarter of 2025 compared to a net loss attributable to the shareholders of the Company of $634 million ($0.48 per share) in the third quarter of 2024. Adjusted net income attributable to the shareholders of the Company (refer to "Non-IFRS Measures") for the third quarter of 2025 was $180 million ($0.14 per share) compared to adjusted net income of $29 million ($0.02 per share) in the third quarter of 2024. Adjusted net income in the third quarter of 2025 excluded a loss on change in fair value of the gold stream obligation of $28 million, unrealized losses on derivative instruments of $102 million.

Cash flow provided by operating activities was $171 million in the third quarter of 2025 compared to cash flow used by operating activities of $16 million in the third quarter of 2024, an increase of $187 million due mainly to higher gold revenues and lower working capital outflows. Cash income and withholding tax payments in the third quarter of 2025 totalled $33 million (third quarter of 2024 - $50 million).

Year to date results
Revenue
Consolidated gold revenue for the first nine months of 2025 was $2,007 million on sales of 644,307 ounces (including $29 million on sales of 7,685 ounces of pre-commercial production from the Goose Mine) at an average price of $3,115 per ounce compared to $1,402 million on sales of 613,731 ounces at an average price of $2,285 per ounce in the first nine months of 2024. The increase in gold revenue of 43% ($605 million) was mostly attributable to a 36% increase in the average realized gold price.

In the first nine months of 2025, the Fekola Mine accounted for $1,105 million (first nine months of 2024 - $722 million) of gold revenue from the sale of 340,352 ounces (first nine months of 2024 - 318,005 ounces), the Masbate Mine accounted for $488 million (first nine months of 2024 - $328 million) of gold revenue from the sale of 148,393 ounces (first nine months of 2024 - 142,260 ounces) and the Otjikoto Mine accounted for $473 million (first nine months of 2024 - $352 million) of gold revenue from the sale of 147,877 ounces (first nine months of 2024 - 153,466 ounces).
Consolidated gold revenue for the first nine months of 2025 includes $144 million ($2,177 per ounce sold) related to the delivery of 66,192 ounces under the Company’s Gold Prepay obligations. Commencing on July 31, 2025, the Company started delivery of ounces under its Gold Prepay obligations which require the Company to deliver 22,064 ounces per month for the until June 2026 to satisfy delivery of the total Gold Prepay obligation of 264,768 ounces in full. During this period, revenue recognized for the Gold Prepay ounces will total $580 million, reflecting the average gold forward price of $2,191 per ounce realized at the inception of the Gold Prepay. The ounces to be delivered may be sourced from any of the Company’s operations.
Production and operating costs

Total gold production from the Fekola, Masbate and Otjikoto Mines was 662,021 ounces in the first nine months of 2025, 4% (26,424 ounces) higher than budget and 10% (62,888 ounces) higher than the first nine months of 2024. Consolidated gold production for the first nine months of 2025, including 14,554 ounces of pre-commercial production from the Goose Mine, was 676,575 ounces. For the first nine months of 2025, production from the Fekola, Masbate and Otjikoto mines were 2% (7,137 ounces), 9% (11,976 ounces) and 6% (8,416 ounces) higher than budget, respectively (refer to "Review of Mining Operations and Development Projects" section below). In the first nine months of 2025, the Fekola, Masbate and Otjikoto Mines produced 19% (58,118 ounces) 1% (2,114 ounces) and 2% (2,656 ounces) more, respectively, than the first nine months of 2024.

For the first nine months of 2025, consolidated cash operating costs (refer to "Non-IFRS Measures"), excluding pre-commercial production from the Goose Mine, were $783 per gold ounce produced ($799 per gold ounce sold), $121 (13%) lower than budget and $82 (9%) per gold ounce produced lower than the first nine months of 2024. Cash operating costs per ounce produced for the first nine months of 2025 were lower than budget largely as a result of lower than budgeted fuel costs and higher than budgeted production. Cash operating costs for the first nine months of 2025 were lower than the first nine months of 2024 mainly due to higher production.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the first nine months of 2025, excluding pre-commercial production from the Goose Mine, were $1,508 per gold ounce sold compared to budget of $1,552 per gold ounce sold and $1,400 per gold ounce sold for the first nine months of 2024. Consolidated all-in sustaining costs for the first nine months of 2025 were $43 (3%) per gold ounce sold lower than budget due to lower than budgeted production costs per gold ounce sold and lower than budgeted sustaining capital expenditures partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures were mainly a result of timing of expenditures and are expected to be incurred in the fourth quarter of 2025.

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $297 million for the first nine months of 2025, which was 9% higher than the first nine months of 2024. Depreciation per gold ounce sold was higher due to the impact of lower recoverable ounces included in the depreciation base for the first nine months of 2025 and higher depreciation of deferred stripping costs.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $213 million for the first nine months of 2025 compared to $96 million in the first nine months of 2024. The 122% increase in royalties and production taxes was due to a 40% increase in the average realized gold price, higher revenue-based production taxes and State of Mali funds applicable to the Fekola Mine, which became effective in March 2025 and higher gold ounces sold in the first nine months of 2025.
Other
G&A costs relate mainly to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A for the first nine months of 2025 was $43 million, which was 6% higher than the first nine months of 2024 due to higher bank charges in Mali.
Share-based payment expense for the first nine months of 2025 was $21 million, which was $6 million higher than the first nine months of 2024. The higher share-based payment expense is the result of higher mark-to-market adjustments on the Company's deferred share unit plan.

In the first nine months of 2025, the Company recorded a $5 million write-down of mining interests relating to greenfield exploration targets.

The Company reported $5 million in foreign exchange gains for the first nine months of 2025 reflecting the strengthening of the Malian currency which impacts the Company's Malian operations compared to foreign exchange losses of $8 million for the first nine months of 2024 reflecting the weakening of the Malian currency.
The Company recorded an expense for non-recoverable input taxes of $13 million in the first nine months of 2025 compared to $10 million in the first nine months of 2024.
For the first nine months of 2025, other operating expenses totalled $17 million, which included $8 million for non-capital exploration and $8 million for losses on disposal of fixed assets.
The Company reported $15 million in interest and financing expense during the first nine months of 2025, $9 million lower than the first nine months of 2024, reflecting higher interest capitalization relating to the Company's development activities in the first nine months of 2025. Interest income for the first nine months of 2025 was $9 million compared to $17 million in the first nine months of 2024.
The Company recorded losses on derivative instruments of $170 million for the first nine months of 2025. The losses for the first nine months of 2025 included unrealized losses of $173 million on the Company's gold collars partially offset by an $8 million realized gain on the cash settled total return swap entered into with one of the purchasers of the Notes.
The Company reported a loss on change in fair value of the gold stream obligation of $80 million for the first nine months of 2025 resulting from increases in long-term gold price assumptions and changes in interest rates compared to a loss on change in fair value of the gold stream obligation of $21 million for the first nine months of 2024.

For the first nine months of 2024, the Company recorded a dilution loss on investment in Calibre of $9 million mainly relating to the dilution of the Company's investment in Calibre from 24% to 15% following Calibre's acquisition of Marathon Gold Corp. in January 2024.

For the first nine months of 2025, the Company recorded current income tax, withholding and other tax expense of $390 million compared to $233 million in the first nine months of 2024, consisting of current income tax expense of $285 million (first nine months of 2024 - $215 million, including a tax audit accrual of $67 million), the existing 20% priority dividend to the State of Mali of $64 million (first nine months of 2024 - $11 million) and withholding tax (on intercompany dividends/management fees) of $41 million (first nine months of 2024 - $8 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. In the first nine months of 2025, the priority dividend rate was 20%, pursuant to the Memorandum of Understanding signed with the State of Mali in September 2024, whereas in the first nine months of 2024 the priority dividend rate was 10%. Compared to the first nine months of 2024, current tax expense in the first nine months of 2025 was $70 million higher mainly because of higher taxable income in the current period. For the first nine months of 2025 compared to the first nine months of 2024, the withholding tax on intercompany dividends was $33 million higher due to more dividends paid and the priority dividends were $53 million higher mainly due to the increase in the priority dividend rate. For the first nine months of 2025, the Company recorded a deferred income tax recovery of $20 million compared to a deferred income tax recovery of $33 million in the first nine months of 2024. The $13 million lower deferred tax recovery in the first nine months of 2025 is primarily due to $52 million of recoveries arising from foreign exchange differences offset by $54 million higher charge for future dividend withholding taxes and $11 million relating to other temporary differences.

For the first nine months of 2025, the Company generated net income of $246 million compared to a net loss of $617 million in the first nine months of 2024, including net income attributable to the shareholders of the Company of $231 million ($0.18 per share) in the first nine months of 2025 compared to net loss attributable to the shareholders of the Company of $618 million ($0.47 per share) in the first nine months of 2024. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the first nine months of 2025 was $465 million ($0.35 per share) compared to adjusted net income of $189 million ($0.14 per share) in the first nine months of 2024. Adjusted net income in the first nine months of 2025 excluded the unrealized losses on derivative instruments of $172 million, realized gain of $8 million on the total return swap, a loss on change in fair value of the gold stream obligation of $80 million, deferred income tax recovery of $17 million, and write-down of mining interests of $5 million.

Cash flow provided by operating activities was $605 million in the first nine months of 2025 compared to $757 million in the first nine months of 2024, a decrease of $152 million due mainly to $500 million of cash proceeds received from the Gold Prepay in first nine months of 2024, $144 million of non-cash sales in first nine months of 2025 related to the delivery of ounces into the Gold Prepay partially offset by higher gold revenues and lower long-term inventory outflows in the first nine months of 2025. Cash income and withholding tax payments in the first nine months of 2025 totalled $203 million (first nine months of 2024 - $222 million). Based on actual results for the nine months of 2025 and revised forecast assumptions, including an average forecast gold price of $4,100 per ounce in the fourth quarter of 2025, the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2025 of approximately $532 million (previous estimate was $423 million).

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

Gold revenue ($ in thousands)	472,582	194,988	1,104,565	721,898
Gold sold (ounces)	137,360	78,889	340,352	318,005
Average realized gold price ($/ ounce)	3,440	2,472	3,245	2,270
Tonnes of ore milled	2,572,818	2,466,087	7,361,207	7,449,327
Grade (grams/ tonne)	1.94	1.07	1.70	1.40
Recovery (%)	91.6	92.7	91.5	92.7
Gold production (ounces)	146,883	78,207	367,049	308,931
Production costs ($ in thousands)	104,448	109,857	289,594	276,443
Cash operating costs(1) ($/ gold ounce sold)	760	1,393	851	869
Cash operating costs(1) ($/ gold ounce produced)	772	1,434	830	935
Total cash costs(1) ($/ gold ounce sold)	1,319	1,653	1,344	1,066
All-in sustaining costs(1) ($/ gold ounce sold)	1,678	2,287	1,760	1,583
Capital expenditures ($ in thousands)	55,113	64,464	172,495	198,205
Exploration ($ in thousands)	—	996	—	3,136
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) produced 146,883 ounces of gold in the third quarter of 2025, 1% (1,537 ounces) above budget and 88% (68,676 ounces) higher than the third quarter of 2024. For the third quarter of 2025, mill feed grade was 1.94 g/t compared to budget of 1.95 g/t and 1.07 g/t in the third quarter of 2024; mill throughput was 2.57 million tonnes compared to budget of 2.50 million tonnes and 2.47 million tonnes in the third quarter of 2024; and gold recovery averaged 91.6% compared to budget of 93.4% and 92.7% in the third quarter of 2024. Recoveries were lower due to a coarser grind size required to operate the mill at a higher throughput. For the first nine months of 2025, production was 367,049 ounces of gold, 2% (7,137 ounces) above budget and 19% (58,118 ounces) higher than the first nine months of 2024. For the first nine months of 2025, mill feed grade was 1.70 g/t compared to budget of 1.68 g/t and 1.40 g/t in the first nine months of 2024; mill throughput was 7.36 million tonnes compared to budget of 7.12 million tonnes and 7.45 million tonnes in the first nine months of 2024; and gold recovery averaged 91.5% compared to budget of 93.0% and 92.7% in the first nine months of 2024. During the third quarter of 2025, the Fekola Mine celebrated the significant milestone of 4 million ounces of gold produced since inception of the mine.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) for the third quarter of 2025 were $772 per ounce produced ($760 per gold ounce sold) compared to a budget of $801 per ounce produced and $1,434 per ounce produced for the third quarter of 2024. Cash operating costs per ounce produced for the third quarter of 2025 were $29 (4%) per ounce produced lower than budget as a result of lower underground mining costs due to the timing of permit approval, lower site general costs and higher gold production due to above budget throughput. Cash operating costs per ounce produced for the third quarter of 2025 were $662 (46%) per ounce produced lower than the third quarter of 2024 due primarily to higher gold production in the third quarter of 2025. The Fekola Mine's cash operating costs for the first nine months of 2025 were $830 per ounce produced ($851 per gold ounce sold) compared to a budget of $907 per ounce produced and $935 per ounce produced for the first nine months of 2024. Cash operating costs per ounce produced for the first nine months of 2025 were $77 (8%) per ounce produced lower than budget as a result of higher than budgeted gold production, lower operating costs including lower fuel prices for diesel and heavy fuel oil ("HFO"), lower site general costs, and lower underground mining costs due to the timing of permit approval. Compared to the first nine months of 2024, cash operating costs per ounce produced for the first nine months of 2025 were $105 (11%) lower due primarily to higher gold production in the first nine months of 2025 compared to the first nine months of 2024.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2025 were $1,678 per gold ounce sold compared to a budget of $1,412 per gold ounce sold and $2,287 per gold ounce sold in the third quarter of 2024. All-in sustaining costs for the third quarter of 2025 were $266 (19%) per gold ounce sold higher than budget as lower than budgeted production costs per gold ounce sold were offset by higher gold royalties resulting from a higher than budgeted average realized gold price and lower than budgeted gold ounces sold. All-in sustaining costs for the first nine months of 2025 were $1,760 per gold ounce sold compared to a budget of $1,635 per gold ounce sold and $1,583 per gold ounce sold in the first nine months of 2024. All-in sustaining costs for the first nine months of 2025 were $125 (8%) per gold ounce sold higher than budget as lower than budgeted production costs per gold ounce sold and lower than budgeted sustaining capital expenditures ($17 million) were offset by higher gold royalties resulting from a higher than budgeted average realized gold price and lower than budgeted gold ounces sold. Gold royalties include higher revenue-based production taxes based on a sliding scale and revenue-based State of Mali funds applicable to the Fekola Mine, which became effective for the first time in March 2025. The lower sustaining capital expenditures for the first nine months of 2025 were mainly a result of timing of expenditures and are expected to be incurred later in 2025. Lower than budgeted gold ounces sold in both the third quarter and first nine months of 2025 were the result of shipment timing. These ounces were subsequently shipped and sold in early October 2025.

Capital expenditures in the third quarter of 2025 totalled $55 million primarily consisting of $22 million for deferred stripping, $16 million for Fekola underground development, $11 million for mobile equipment purchases and rebuilds and $2 million for the construction of a new tailings storage facility ("TSF"). Capital expenditures in the first nine months of 2025 totalled $172 million primarily consisting of $64 million for deferred stripping, $51 million for Fekola underground development, $36 million for mobile equipment purchases and rebuilds, $9 million for the construction of a new TSF and $3 million for solar plant expansion.

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal open pits and Fekola underground), owned 80% by B2Gold and 20% by the State of Mali, and Fekola Regional (Anaconda Area (formerly the three separate Bantako, Menankoto and Bakolobi permits, now consolidated into one permit called Menankoto) and the Dandoko permit), which will be owned 65% by B2Gold and 35% by the State of Mali. Fekola Regional is located approximately 20 kilometers from the Fekola Mine.

On July 30, 2025, the State of Mali granted the Underground Mining Approval for the Company to commence underground operations, including stope ore production, at the Fekola Mine. Throughout 2024 and 2025, the Company has been carrying out underground exploration development work at the Fekola Mine in anticipation of the receipt of approval to commence underground operations, including stope ore production, at the Fekola Mine. This includes more than 9,300 meters of development work plus the installation of all required underground mining infrastructure. After receipt of the Underground Mining Approval, the Company commenced stope ore production at Fekola underground and production is expected to ramp up significantly in 2026 and subsequent years.
The development of Fekola Regional has the potential to enhance the Fekola Complex production profile and extend the mine life. The Company now expects to receive the Fekola Regional exploitation permit by the end of 2025. Upon receipt of the exploitation permit for Fekola Regional, mining pre-stripping activities will commence immediately for a period of three months, followed by initial gold production expected to commence in early 2026. Importantly, the haul road from Fekola Regional to the Fekola Mine is operational as construction of the haul roads and mining infrastructure (warehouse, workshop, fuel depot and offices) was completed on schedule in 2023. Fekola Regional gold production is anticipated to begin in early 2026 and is expected to ramp up to average approximately 180,000 ounces per year over its first five years of production from 2026 through 2030, with a mine life expected to extend well into the 2030’s.

The Company reiterates its 2025 gold production guidance for the Fekola Complex of 515,000 to 550,000 ounces. The Company has modified the components of how the Fekola Complex gold production guidance will be achieved to optimize the production profile including an assumption that no gold will be produced from Fekola Regional is anticipated in 2025. Mining activities at the Fekola and Cardinal open pits are anticipated to contribute between 485,000 and 510,000 ounces of gold production in 2025 (original guidance range of 470,000 to 490,000 ounces). Fekola underground is now anticipated to contribute between 30,000 and 40,000 ounces of gold production this year (original guidance range of 25,000 to 35,000 ounces). The Fekola Complex is projected to process 9.56 million tonnes of ore during 2025 at an average grade of 1.84 g/t gold with a process gold recovery of 93.4%.

The Company has updated its all-in sustaining cost guidance ranges for the Fekola Complex to include the expected impact of higher royalties than previously forecast as a result of the current higher gold price environment. Cash operating cost guidance for the Fekola Complex remains unchanged between $740 and $800 per gold ounce and all-in sustaining cost guidance for the Fekola Complex is now forecast to be between $1,670 and $1,730 per ounce (previous guidance range of between $1,595 and $1,655 per gold ounce).

Masbate Mine – Philippines

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

Gold revenue ($ in thousands)	226,241	120,115	488,332	328,165
Gold sold (ounces)	64,043	47,960	148,393	142,260
Average realized gold price ($/ ounce)	3,533	2,504	3,291	2,307
Tonnes of ore milled	2,170,498	2,197,112	6,640,130	6,409,631
Grade (grams/ tonne)	0.88	0.98	0.88	0.97
Recovery (%)	80.0	72.4	77.9	72.4
Gold production (ounces)	49,519	50,215	146,626	144,512
Production costs ($ in thousands)	49,632	42,697	122,116	123,070
Cash operating costs(1) ($/ gold ounce sold)	775	890	823	865
Cash operating costs(1) ($/ gold ounce produced)	805	811	812	839
Total cash costs(1) ($/ gold ounce sold)	931	1,039	1,000	1,002
All-in sustaining costs(1) ($/ gold ounce sold)	1,108	1,167	1,242	1,174
Capital expenditures ($ in thousands)	9,916	5,192	35,148	20,229
Exploration ($ in thousands)	602	1,290	1,553	3,039
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued its strong performance with third quarter of 2025 gold production of 49,519 ounces, above budget by 2% (1,087 ounces) but 1% (696 ounces) lower than the third quarter of 2024. For the third quarter of 2025, mill feed grade was 0.88 g/t compared to budget of 0.91 g/t and 0.98 g/t in the third quarter of 2024; mill throughput was 2.17 million tonnes compared to budget of 2.06 million tonnes and 2.20 million tonnes in the third quarter of 2024; and gold recovery averaged 80.0% compared to budget of 80.2% and 72.4% in the third quarter of 2024. Lower gold grade for the third quarter of 2025 as compared to budget is the result of processing a different ore blend than originally budgeted. Additional sulphide ore was processed during the third quarter of 2025 yielding more tonnes at a slightly lower grade, resulting in more ounces produced than budget. For the first nine months of 2025 gold production of 146,626 ounces, above budget by 9% (11,976 ounces) and 1% (2,114 ounces) higher than the first nine months of 2024. For the first nine months of 2025, mill feed grade was 0.88 g/t compared to budget of 0.87 g/t and 0.97 g/t in the first nine months of 2024; mill throughput was 6.64 million tonnes compared to budget of 6.03 million tonnes and 6.41 million tonnes in the first nine months of 2024; and gold recovery averaged 77.9% compared to budget of 79.7% and 72.4% in the first nine months of 2024. During the first nine months 2025, the Masbate Mine reached 3 million ounces of gold produced since the inception of the project (including production prior to its acquisition by B2Gold).

The Masbate Mine's cash operating costs (refer to “Non-IFRS Measures”) for the third quarter of 2025 were $805 per ounce produced ($775 per gold ounce sold) compared to a budget of $933 per ounce produced and $811 per ounce produced for the third quarter of 2024. Cash operating costs per ounce produced for the third quarter of 2025 were $128 (14%) per ounce produced lower than budget as a result of higher gold production than budgeted as well as lower operating costs primarily due to lower diesel and HFO costs. The Masbate Mine's cash operating costs for the first nine months of 2025 were $812 per ounce produced ($823 per gold ounce sold) compared to a budget of $1,005 per ounce produced and $839 per ounce produced for the first nine months of 2024. Cash operating costs per ounce produced for the first nine months of 2025 were $193 (19%) per ounce produced lower than budget as a result of higher than budgeted gold production as well as lower operating costs due primarily to lower diesel and HFO costs.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2025 were $1,108 per gold ounce sold compared to a budget of $1,272 per gold ounce sold and $1,167 per gold ounce sold in the third quarter of 2024. All-in sustaining costs for the third quarter of 2025 were $164 (13%) per gold ounce sold lower than budget as lower than budgeted production costs per gold ounce sold and higher than budgeted gold ounces sold were partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. Gold ounces sold during the third quarter of 2025 were higher than budget due to the timing of shipments as ounces produced during the second quarter were shipped and sold in early in July 2025. All-in sustaining costs for the first nine months of 2025 were $1,242 per gold ounce sold compared to a budget of $1,370 per gold ounce sold and $1,174 per gold ounce sold in the first nine months of 2024. All-in sustaining costs for the first nine months of 2025 were $128 (9%) per gold ounce sold lower than budget as a result of lower than budgeted production costs per gold ounce sold and higher than budgeted gold ounces sold partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price.

Capital expenditures in the third quarter of 2025 totalled $10 million, primarily consisting of $4 million for mill maintenance, $2 million for deferred stripping, $1 million for a solar plant and $2 million for mobile equipment purchases and rebuilds. Capital expenditures in the first nine months of 2025 totalled $35 million, primarily consisting of $10 million for deferred stripping, $7 million for a solar plant, $6 million for mill maintenance, $5 million for mobile equipment purchases and rebuilds, $3 million for land acquisitions and $2 million for expansion of the existing TSF.

Production at the Masbate Mine in the Philippines in 2025 is expected to be between 190,000 and 210,000 ounces of gold. The Masbate Mine has outperformed expectations in the third quarter of 2025, a continuation of the outperformance experienced in the first half of 2025. At the beginning of 2025, Masbate was projected to process 8.0 million tonnes of ore at an average grade of 0.88 grams per tonne gold with a process gold recovery of 79.9%. Throughout the first nine months of 2025, mill throughput exceeded expectations while mill feed grade and gold recoveries have been in line with expectations.

Cash operating cost guidance for the Masbate Mine is forecast to be between $850 and $910 per gold ounce produced. Higher royalties than previously forecast are expected as a result of the current higher gold price environment. Consequently, all-in sustaining costs for the Masbate Mine are now forecast to be at the upper end of the Company's guidance range of between $1,245 and $1,305 per ounce sold.

Otjikoto Mine - Namibia

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

Gold revenue ($ in thousands)	143,055	133,126	473,294	352,179
Gold sold (ounces)	40,837	53,676	147,877	153,466
Average realized gold price ($/ ounce)	3,503	2,480	3,201	2,295
Tonnes of ore milled	873,435	872,722	2,599,497	2,549,847
Grade (grams/ tonne)	1.59	1.88	1.80	1.80
Recovery (%)	98.6	98.8	98.7	98.6
Gold production (ounces)	44,105	52,131	148,346	145,690
Production costs ($ in thousands)	31,947	39,854	96,674	100,939
Cash operating costs(1) ($/ gold ounce sold)	782	742	654	658
Cash operating costs(1) ($/ gold ounce produced)	781	740	638	687
Total cash costs(1) ($/ gold ounce sold)	922	841	782	749
All-in sustaining costs(1) ($/ gold ounce sold)	1,089	896	930	963
Capital expenditures ($ in thousands)	4,391	609	12,707	26,128
Exploration ($ in thousands)	2,220	1,888	6,433	5,191
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, produced 44,105 ounces of gold in the third quarter of 2025, above budget by 10% (4,112 ounces) as a result of higher than budgeted throughput and recoveries. Compared to the third quarter of 2024, gold production in the third quarter of 2025 was lower by 15% (8,026 ounces), mainly due to lower processed grade as a result of additional high-grade ore mined from the Wolfshag underground mine in the third quarter of 2024. For the third quarter of 2025, mill feed grade was 1.59 g/t compared to budget of 1.48 g/t and 1.88 g/t in the third quarter of 2024; mill throughput was 0.87 million tonnes compared to budget of 0.86 million tonnes and 0.87 million tonnes in the third quarter of 2024; and gold recovery averaged 98.6% compared to budget of 98.0% and 98.8% in the third quarter of 2024. For the first nine months of 2025, production was 148,346 ounces, above budget by 6% (8,416 ounces) and 2% (2,656 ounces) higher compared to the first nine months of 2024. For the first nine months of 2025, mill feed grade was 1.80 g/t compared to budget of 1.75 g/t and 1.80 g/t in the first nine months of 2024; mill throughput was 2.60 million tonnes compared to budget of 2.54 million tonnes and 2.55 million tonnes in the first nine months of 2024; and gold recovery averaged 98.7% compared to budget of 98.0% and 98.6% in the first nine months of 2024. Open pit mining activities at the Otjikoto Mine are expected to conclude in the near-term. During mining of the final phases of the Otjikoto pit, ore tonnes and average gold grade mined have exceeded expectations providing more robust ore stockpiles than previously anticipated.

Cash operating costs (refer to “Non-IFRS Measures”) for the third quarter of 2025 were $781 per gold ounce produced ($782 per ounce gold sold), compared to a budget of $717 per ounce produced and $740 per ounce produced for the third quarter of 2024. Cash operating costs per ounce produced for the third quarter of 2025 were $64 (9%) per ounce produced higher than budget as higher grade, recoveries and through-put were offset by non-recurring expenses related to the conclusion of open pit mining activities. Compared to the third quarter of 2024, cash operating costs per ounce produced for the third quarter of 2025 were $41 (6%) higher due primarily to the lower production in the third quarter of 2025 compared to the third quarter of 2024 and one-off expenses related to the conclusion of open pit mining activities. Cash operating costs for the first nine months of 2025 were $638 per gold ounce produced ($654 per ounce gold sold), compared to a budget of $676 per ounce produced and $687 per ounce produced for the first nine months of 2024. Cash operating costs per ounce produced for the first nine months of 2025 were $38 (6%) per ounce produced lower than budget as a result of higher than budgeted gold production, a weaker than budgeted Namibian dollar foreign exchange rate and lower than budgeted underground costs. Compared to the first nine months of 2024, cash operating costs per ounce produced for the first nine months of 2025 were $49 (7%) lower due primarily to the higher production in the first nine months of 2025.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2025 were $1,089 per gold ounce sold compared to a budget of $1,039 per gold ounce sold and $896 per gold ounce sold in the third quarter of 2024. All-in sustaining costs for the third quarter of 2025 were $50 (5%) per gold ounce sold higher than budget as lower than budgeted sustaining capital expenditures ($4 million) were offset by higher than budgeted cash operating costs per ounce sold and higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures for the third quarter of 2025 were mainly a result of timing of expenditures and are expected to be incurred later in 2025. All-in sustaining costs for the first nine months of 2025 were $930 per gold ounce sold compared to a budget of $967 per gold ounce sold and $963 per gold ounce sold in the first nine months of 2024. All-in sustaining costs for the first nine months of 2025 were $37 (4%) per gold ounce sold lower than budget as a result of higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures ($11 million), partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures for the first nine months of 2025 were mainly a result of timing of expenditures and are expected to be incurred later in 2025.

Capital expenditures for the third quarter of 2025 totalled $4 million, consisting mainly of $2 million for Wolfshag underground development and $2 million of mobile equipment rebuild costs. Capital expenditures for the first nine months of 2025 totalled $13 million, consisting mainly of $7 million for Wolfshag underground development and $3 million of mobile equipment rebuild costs.

On February 4, 2025, the Company announced the positive PEA results for the Antelope deposit near the Otjikoto Mine in Namibia. Based on the positive results from the PEA, B2Gold believes that the Antelope deposit has the potential to become a small-scale, low-cost, underground gold mine that can supplement Otjikoto's low-grade stockpile production during the period of 2028 to 2032 and result in a meaningful production profile for Otjikoto into the next decade. The Company approved an initial budget of up to $10 million for 2025 to de-risk the Antelope deposit development schedule by advancing early work planning, project permits, and long lead orders.

On September 15, 2025, the Company announced it had approved a development decision on the Antelope underground deposit. Subsequent to the release of the Preliminary Economic Assessment results for the Antelope deposit on February 4, 2025, the Company has completed further optimization work on a small-scale, low-cost, underground gold mine at Antelope, and believe that the estimated pre-production capital cost can be reduced from $129 million to $105 million. The majority of pre-production capital is expected to be spent in 2026 and 2027. The PEA for Antelope indicates an initial mine life of 5 years and total production of 327,000 ounces averaging approximately 65,000 ounce per year over the life-of mine. In combination with the processing of existing low-grade stockpiles, production from Antelope has the potential to increase Otjikoto Mine production to approximately 110,000 ounces per year from 2029 through 2032. The PEA is preliminary in nature and is based on Inferred Mineral Resources that are considered too speculative geologically to have the engineering and economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Company's 2025 gold production guidance for the Otjikoto Mine is between 185,000 and 205,000 ounces of gold. Processed ore will be sourced from the Otjikoto pit and the Wolfshag underground mine, supplemented by existing ore stockpiles. Underground mining operations at Wolfshag are expected to continue into 2028. Cash operating cost guidance for the Otjikoto Mine is forecast to be between $635 and $695 per gold ounce produced and all-in sustaining cost guidance for the Otjikoto Mine is forecast to be between $965 and $1,025 per ounce sold.

Goose Mine - Canada

The Back River Gold District consists of eleven mineral claims blocks along an 80 km belt and contains the most advanced project in the district, the Goose Mine, which was successfully commissioned in October 2025. The Back River Gold District has a significant gold resource endowment and is expected to be a large, long life mining complex.

B2Gold acknowledges our partner the Kitikmeot Inuit Association (“KIA”), who has played a critical role for many years to ensure the development of a successful gold mining operation at the Goose Mine. Respect and collaboration with the KIA is central to the license to operate in the Back River Gold District and will continue to prioritize developing the Project in a manner that recognizes Inuit priorities, addresses concerns and brings long-term socio-economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot communities.

On June 30, 2025, B2Gold announced the inaugural gold pour from the Goose Mine after first ore was introduced to the Goose Mine processing facilities on June 24, 2025. On October 2, 2025, the Goose Mine achieved commercial production, based on an internal commercial production measure of 30 consecutive days with an average mill throughput of 65% or greater of mill design capacity of 4,000 tpd. From September 3, 2025 through October 2, 2025, the mill achieved an average throughput of 2,652 tpd, which represents 66% of design capacity.

The Goose Mine achieved commercial production and is currently operating with the use of supplemental mobile crushing capacity to ensure a more consistent feed of crushed ore to the mill, as crushing plant capacity was limited during the third quarter of 2025. The Goose Mine is expected to ramp up to full 4000 tpd name-plate capacity by the end of 2025 using this supplemental mobile crushing capacity. Permanent optimizations to the crushing plant to enable design capacity to be achieved are being engineered, with a finalized study and remediation plan expected in December 2025. The modifications are scheduled to be implemented in 2026. Continued use of the mobile crusher will assist in operating at design throughput until these permanent modifications are implemented.

Open pit mining rates at the Umwelt deposit have continued to meet or exceed expectations during the third quarter of 2025 and underground mining of Umwelt ore is currently ongoing. For the fourth quarter of 2025, mill feed is expected to predominantly come from the Umwelt deposit and is expected to average approximately 6 g/t gold. Gold recoveries have been in line with expectations through the 30-day commercial production period, and are expected to average higher than 90% through the fourth quarter of 2025 and beyond.

Capital expenditures in the third quarter of 2025 totalled $157 million primarily consisting of $52 million of plant construction and mill optimization costs, $9 million of deferred stripping, $6 million for the power plant and $8 million of underground development costs. Costs in the third quarter of 2025 also included $9 million of commissioning costs and $37 million of site general and camp costs capitalized during the ramp up from first pour to commercial production. Capital expenditures in the first nine months of 2025 totalled $395 million and included $115 million of plant construction and mill optimization costs, $16 million of deferred stripping, $22 million for the power plant and $18 million of underground development costs. Costs in the first nine months of 2025 also included $10 million of commissioning costs and $100 million of site general and camp costs capitalized during the construction and ramp up from first pour to commercial production.

Significant construction activities for the first nine months of 2025 included:
•Completion of mining in the Echo pit and the commissioning of the pit as a TSF including construction of the winter deposition infrastructure;
•Mining of Umwelt open pit commenced ahead of schedule, with full ramp up achieved during the second quarter of 2025;
•Development of Umwelt underground continued, including the development of Fresh Air Raise 1 and 2 to support stope ore production in the fourth quarter of 2025;
•Continued dewatering of the future site for the Llama pit;
•Commissioning of three large glycol heating boilers;
•Excavation and construction of foundations for the arctic corridor to the camp; and
•Construction of Mechanically Stabilized Earthen (MSE) wall for the reclaim tunnel.

Forecast production for the Goose Mine for 2025 has been impacted by the crushing plant capacity shortfalls in the third quarter of 2025 and the temporary delay in accessing higher-grade ore from Umwelt underground in the third quarter and early fourth quarter of 2025 as discussed above. Gold production from the Goose Mine in 2025 is now forecast to be between 50,000 to 80,000 ounces (previous guidance range of 80,000 to 110,000 ounces) including gold production in the fourth quarter of 2025 of approximately 45,000 ounces. Mining and processing of higher-grade ore from the Umwelt underground commenced in late October 2025 and the Company reiterates the near-term and long-term gold production estimates at the Goose Mine, which included gold production forecasts of approximately 250,000 ounces of gold production in 2026, approximately 330,000 ounces of gold production in 2027, and average annual gold production for the initial full six years of operations (2026 to 2031 inclusive) of approximately 300,000 ounces per year, based only on existing Mineral Reserves. Post-commercial production cash operating costs5 for the Goose Mine in 2025 are now forecast to be between $2,300 and $2,360 per gold ounce produced (previous guidance range was between $1,520 and $1,580 per gold ounce produced). All-in sustaining cost guidance for the Goose Mine is now forecast to be between $3,290 and $3,350 per ounce sold (previous guidance range of between $1,900 and $2,000 per ounce sold). Revised cost guidance for the fourth quarter of 2025 reflects the lower forecast production and sales ounces outlined above, and a $15 million increase in sustaining capital expenditures expected in the fourth quarter of 2025. Cash operating costs and all-in sustaining cost are forecast to drop significantly once the operation is ramped up to full operating capacity. As per the Company's Goose Mine Technical Report filed on March 28, 2025, cash operating costs and all-in sustaining costs are forecast to be below $1,000 and below $1,400 per ounce, respectively, when the Goose Mine achieves steady state production.

Goose Mine Opportunities

Significant exploration potential remains across the Back River Gold District, with a total of $32 million budgeted for exploration in 2025. The Company's exploration programs have historically been successful in upgrading Inferred Mineral Resources to Indicated Mineral Resources, and the Company is optimistic that it can successfully upgrade a significant portion of the Inferred Mineral Resources.

In addition, work continues on the multiple optimization studies for the Goose Mine as previously announced in March 2025, including the evaluation of a flotation / concentrate leach process and the potential installation of a SAG mill to be paired in conjunction with the existing 4,000 tpd ball mill, which could expand mill throughput capacity up to 6,000 tpd. The results of these studies are expected to be finalized in late 2025, and will also reflect two additional value drivers for the Goose Mine related to the potential reduction in carbon taxes paid over the life of the mine, and a reduction in the annual amount of fuel consumed as a result of equipment optimizations.

5 "Cash operating costs" and “All-in sustaining costs” are non-IFRS measure's; for a description of how The Company calculates this measure refer to “Non-IFRS Measures”

The results of these studies are expected to be finalized in late 2025 or early 2026, at which point the Company will evaluate the economics of each option and pursue the desired choice.

In connection with these studies, B2Gold will be reviewing any regulatory requirements and engaging with the KIA and local communities to ensure any optimization of the Goose Mine provides benefits to all stakeholders.

Gramalote Project - Colombia

The Gramalote Project is located in central Colombia, approximately 230 km northwest of Bogota and 100 km northeast of Medellin, in the Province of Antioquia, which has expressed a positive attitude towards the development of responsible mining projects in the region. Following consolidation of the ownership, B2Gold completed a detailed review of the Gramalote Project, including the higher-grade core of the resource, facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a medium-scale project. The results of the review allowed the Company to determine the optimal parameters and assumptions for the Gramalote PEA, the results of which were announced on June 18, 2024.

On July 14, 2025, the Company announced the results of a 2025 Gramalote Feasibility study which demonstrated that the Gramalote Project has a meaningful production profile, favorable metallurgical characteristics and positive project economics. The study assumes a mill with an annual processing rate of 6.0 million tonnes per annum, an initial open pit mine life of 11 years, and a processing life of 13 years. The study shows average annual grade processed over the first five years of 1.23 g/t, with a life of mine grade of 0.96 g/t and average annual gold production over the first five years of 227,000 ounces of gold per year, with life-of-mine average annual gold production of 177,000 ounces per year. Financial results include all-in sustaining costs of $985 per ounce over the life of the project, with an after tax net present value of $941 million and an internal rate of return of 22.4% assuming a $2,500 per ounce gold price.

Due to the desired modifications to the processing plant and infrastructure locations, a Modified Work Plan and Modified Environment Impact Study are required. B2Gold has commenced work on the modifications and expects them to be completed and submitted in late 2025 and early 2026, respectively. Assessment of the Gramalote Project remains ongoing. If B2Gold makes the decision to develop the Gramalote Project as an open pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities.

The Gramalote Project will continue to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with the government and local communities on social programs.
LIQUIDITY AND CAPITAL RESOURCES
B2Gold continues to maintain a strong financial position and liquidity. At September 30, 2025, the Company had cash and cash equivalents of $367 million (December 31, 2024 - $337 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $35 million (December 31, 2024 - $321 million). Working capital at September 30, 2025 reflects the classification of the Company's Gold Prepay's as current liabilities. During the first nine months of 2025, the Company repaid the outstanding balance of $400 million on the Company's $800 million RCF, and then drew down $200 million in the third quarter of 2025, leaving $600 million remaining available for future draw downs. Subsequent to September 30, 2025, on October 3, 2025 the Company repaid a further $50 million of the outstanding balance on the RCF.

In January 2024, B2Gold entered into the Gold Prepay with a number of its existing lenders. The Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,768 ounces, representing approximately 12% of expected annual gold production in each of 2025 and 2026 (subject to finalization of production guidance for 2026). Gold deliveries can be from production from any of the Company’s operating mines and the Gold Prepay can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces. The Gold Prepay was executed by Bank of Montreal, Canadian Imperial Bank of Commerce, ING Capital Markets LLC, and National Bank of Canada. During the third quarter of 2025, the Company delivered 66,192 ounces into the Gold Prepay.

The Company has a RCF with a syndicate of international banks for an aggregate amount of $800 million, plus a $200 million accordion feature. Draw downs on the RCF can be in either United States or Canadian dollars. The RCF bears interest on a sliding scale based on the Secured Overnight Financing Rate (“SOFR”) or the Canadian Overnight Repo Rate Average ("CORRA") plus term credit spread adjustment in addition to a sliding scale premium between 1.88% to 2.50% based on the Company's net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a sliding scale basis between 0.42% and 0.563% based on the Company's net leverage ratio. The term of the RCF is four years, maturing on December 17, 2028. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at September 30, 2025, the Company was in compliance its debt covenants under the RCF.

On January 28, 2025, the Company issued the Notes with an aggregate principal amount of $460 million. The Notes bear interest at a rate of 2.75% per annum, payable semi-annually on February 1st and August 1st of each year commencing from August 1, 2025 and mature on February 1, 2030. The initial conversion rate for the Notes is 315.2088 Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.17 per Share. The initial conversion rate represented a premium of approximately 35% relative to closing sale price of the Shares on January 23, 2025 and is subject to adjustment in certain events. B2Gold has the right to redeem the Notes in certain circumstances and holders have the right to require B2Gold to repurchase their Notes upon the occurrence of certain events. The Notes are the Company's senior unsecured obligations and rank equally with all of the Company's existing and future senior unsecured indebtedness. The Notes are effectively subordinated to all of the Company's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The Notes will be structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries.

The Company has a gold stream arrangement with Wheaton Precious Metals Corp. with a deposit amount of $84 million. The delivery obligation is as follows:

•2.7805% of gold production up to delivery of 87,100 oz;
•1.4405% of gold production up to an aggregate of 134,000 oz; and
•1.005% of gold production thereafter.

The Company has guaranteed any remaining portion of the gold stream deposit amount not satisfied by delivery of ounces.

For the first nine months of 2025, capital expenditures totalled $688 million. The most significant capital expenditures were Fekola Mine expenditures of $172 million, Masbate Mine expenditures of $35 million, Otjikoto Mine expenditures of $13 million, Goose Mine expenditures of $395 million, Gramalote Project expenditures of $23 million, and Fekola Regional expenditures of $14 million. Other exploration costs for the first nine months of 2025 totalled $35 million.

As at September 30, 2025, the Company had the following commitments (in addition to those disclosed elsewhere in the MD&A):

•For payments at the Fekola Mine of $7 million for mobile purchases and rebuilds, and $1 million for other capital expenditures. Of these amounts, $4 million is expected to be incurred in 2025 and the remaining $4 million in 2026.
•For payments at the Goose Mine of $5 million related to mill and process plant upgrades and optimization, $4 million related to infrastructure upgrades, and $2 million related to mobile equipment purchases. Of these amounts, $8 million is expected to be incurred in 2025 and remaining $3 million is expected to be incurred in 2026.
•For payments at the Masbate Mine of $4 million for mobile equipment purchases, all of which is expected to be incurred in 2025.
•For payments at the Otjikoto Mine of $2 million development cost, and $1 million related to mobile equipment purchases, all of which is expected to be incurred in 2025.

Derivative financial instruments

Gold collars
During the year ended December 31, 2024, as a requirement of the RCF, the Company entered into a series of 1:1 zero-cost put/call collar contracts for gold with settlement between February 2025 and January 2027. These derivative instruments were not designated as hedges by the Company and were recorded at fair value through profit and loss ("FVTPL").
The following is a summary, by maturity dates, of the Company’s gold derivative contracts outstanding as at September 30, 2025:

	2025	2026	2027	Total

Ounces	51,003	200,006	16,637	267,646
Average floor price	$2,450	$2,450	$2,450	$2,450
Average ceiling price	$3,294	$3,294	$3,294	$3,294

The unrealized fair value of these contracts at September 30, 2025 was $(173) million.

Forward contracts - fuel oil, gas oil, diesel
The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. During the nine months ended September 30, 2025, the Company entered into an additional series of forward contracts for the purchase of 26 million litres of fuel oil at an average strike price of $0.40 per litre and 49 million litres of gas oil at an average strike price of $0.53 per litre with scheduled settlement between May 2025 and July 2027. The Company's fuel derivative instruments were not designated as hedges and are being recorded at FVTPL.

The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at September 30, 2025:

	2025	2026	2027	Total
Forward – fuel oil:
Litres (thousands)	9,947	26,555	7,426	43,928
Average strike price	$0.42	$0.41	$0.38	$0.41

Forward – gas oil:
Litres (thousands)	11,196	33,653	10,672	55,521
Average strike price	$0.56	$0.54	$0.52	$0.54
The unrealized fair value of these contracts at September 30, 2025 was $(2) million.

Operating activities

Cash flow provided by operating activities was $605 million in the first nine months of 2025 compared to $757 million in the first nine months of 2024, a decrease of $152 million due mainly to $500 million of proceeds received from the Gold Prepay in first nine months of 2024, $144 million of non-cash sales in the first nine months of 2025 related to the delivery in to the prepaid sales partially offset by higher gold revenues and lower long-term inventory outflows in the first nine months of 2025. Cash income and withholding tax payments in the first nine months of 2025 totalled $203 million (first nine months of 2024 - $222 million). Based on actual results for the nine months of 2025 and revised forecast assumptions, including an average forecast gold price of $4,100 per ounce in the fourth quarter of 2025, the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2025 of approximately $532 million (previous estimate was $423 million).

Financing activities

During the first nine months of 2025, the Company issued the Notes for net proceeds of $446 million, repaid net $200 million on the RCF, made dividend payments of $77 million, made equipment loan facility draw downs of $17 million, made equipment loan facility repayments of $12 million, made principal payments on lease arrangements of $17 million, distributed $22 million to non-controlling interests, made interest and commitment fee payments of $12 million, and bought back $10 million of shares under the normal course issuer bid.

On January 28, 2025, the Company issued the Notes with an aggregate principal amount of $460 million. The Notes bear interest at a rate of 2.75% per annum, payable semi-annually on February 1st and August 1st of each year commencing from August 1, 2025 and mature on February 1, 2030. The initial conversion rate for the Notes is 315.2088 Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.17 per Share. The initial conversion rate represented a premium of approximately 35% relative to closing sale price of the Shares on January 23, 2025 and is subject to adjustment in certain events. B2Gold has the right to redeem the Notes in certain circumstances and holders have the right to require B2Gold to repurchase their Notes upon the occurrence of certain events. The Notes are the Company's senior unsecured obligations and rank equally with all of the Company's existing and future senior unsecured indebtedness. The Notes are effectively subordinated to all of the Company's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The Notes are structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries.

During the first nine months of 2025, the Board declared three cash dividends of $0.02 per common share each (or $0.08 per share on an annualized basis). Returning capital to shareholders remains a foundational element of the Company's capital allocation philosophy. The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with B2Gold's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the revised intended rate or at all in the future.

The Company has a dividend reinvestment plan ("DRIP"). The DRIP provides B2Gold shareholders residing in Canada and the United States with the opportunity to have the cash dividends declared on all or some of their common shares automatically reinvested into Reinvestment Shares on an ongoing basis. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. Dividends are only payable as and when declared by the Company’s Board of Directors. The benefits of enrolling in the DRIP include the convenience of automatic reinvestment of dividends into Reinvestment Shares; flexibility to enroll some or all common shares in the DRIP; and ability to acquire Reinvestment Shares without paying any brokerage fees. Participants in the DRIP will acquire Reinvestment Shares issued from a Treasury Purchase at a price equal to the volume weighted average price of the Company’s common shares on the Toronto Stock Exchange for the five consecutive trading days immediately preceding a dividend payment date, subject to a possible discount, in the Company’s sole discretion, of up to 5%. For the dividends declared in 2025, no discount was offered.

This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

On April 1, 2025, the Toronto Stock Exchange accepted the notice of B2Gold’s intention to implement a normal course issuer bid, which became effective on April 3, 2025 and will expire no later than April 2, 2026. During the third quarter of 2025, the Company bought back 2 million shares for $10 million under the normal course issuer bid.

Investing activities

For the first nine months of 2025, the Company’s cash used in investing activities was a net outflow of $709 million. For the first nine months of 2025, capital expenditures totalled $688 million. The most significant capital expenditures were Fekola Mine expenditures of $172 million, Masbate Mine expenditures of $35 million, Otjikoto Mine expenditures of $13 million, Goose Mine expenditures of $395 million, Gramalote Project expenditures of $23 million, and Fekola Regional expenditures of $14 million. Other exploration costs for the first nine months of 2025 totalled $35 million.

Exploration

Resource property expenditures on exploration are disclosed in the table below:

	For the three months ended September 30, 2025	For the three months ended September 30, 2024	For the nine months ended September 30, 2025	For the nine months ended September 30, 2024
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)
Fekola Mine, exploration	—	996	—	3,136
Masbate Mine, exploration	602	1,290	1,553	3,039
Otjikoto Mine, exploration	2,220	1,888	6,433	5,191
Goose Mine, exploration	5,619	13,179	15,941	22,529
Back River Regional, exploration	6,598	152	9,604	446
Finland Properties, exploration	522	612	1,218	2,720
Other	177	635	463	2,103

	15,738	18,752	35,212	39,164

The 2025 global exploration budget of approximately $61 million is on track to meet major objectives on time and on budget.

2025 Guidance for Canada Exploration

A total of $32 million is budgeted for exploration at the Back River Gold District in 2025, of which $21 million is planned for the more advanced Goose Mine area. A total of 12,000 m of drilling will target extensions of the Llama and Umwelt deposits, the largest and highest-grade resources at the Goose Mine. In addition, follow up drilling of significant results returned at the Nuvuyak, Mammoth and Hook targets are planned. Drilling completed to the end of the third quarter of 2025 at the Goose Mine included 13,324 metres in 47 diamond drillholes. In addition, another 1,617 metres in 52 infill diamond drillholes were completed within the Umwelt open pit.

Regional exploration including geophysics, mapping, prospecting and till sampling will be undertaken on the George, Boot, Boulder, Del, Beech and Needle projects. This regional work will also include an estimated 13,000 m of diamond drilling to follow up drill ready targets defined during the 2024 summer regional exploration program. A significantly increased budget of $11 million is being allocated for the regional projects. Drilling completed to the end of of the third quarter of 2025 on the Back River Regional projects included 8,864 metres in 53 diamond drillholes.

2025 Guidance for Mali Exploration

A total of $9 million is budgeted for exploration in Mali in 2025 with an ongoing focus on discovery of additional high-grade, sulphide mineralization across the Fekola Complex to supplement feed to the Fekola mill. A total of 16,000 m of diamond and reverse circulation drilling is planned for Mali in 2025. Drilling completed to the end of the third quarter of 2025 in Mali included 2,793 metres in 28 diamond and reverse circulation (RC) drillholes for new exploration. In addition, 56,005 metres in 1,002 diamond and RC drillholes were completed for infill drilling, both underground at the Fekola Mine and on the Mamba deposit at Fekola Regional.

2025 Guidance for the Philippines Exploration

The total budget for the Philippines in 2025 is approximately $5 million, of which the Masbate exploration budget is $3 million, including approximately 4,200 m of drilling. The 2025 exploration program will continue to focus on exploration of new regional targets located south of the main mine infrastructure at Masbate. Drilling completed to the end of the third quarter of 2025 at Masbate included 2,737 metres in 15 diamond drillholes.

An additional $2 million will be allocated to targeting new regional projects in highly prospective areas in the Philippines, leveraging off B2Gold’s presence and operational experience in the country. A total of 2,000 m is allocated to testing new projects.

2025 Guidance for Namibia Exploration

A total of $7 million is budgeted for exploration at Otjikoto in 2025. The focus of the exploration program will be drilling to expand and refine the recently discovered Antelope deposit, located approximately 3 km south of Phase 5 of the Otjikoto open pit, with a total of 44,000 m of drilling planned. Drilling completed to the end of the third quarter of 2025 on the Antelope deposit and Otjikoto Mine included 31,031 metres in 62 diamond drillholes.

2025 Guidance for Greenfield Exploration

B2Gold has allocated approximately $9 million to other grassroots exploration projects in 2025. This includes $2 million (7,200 m) in Kazakhstan and $2 million in Finland. In addition to the defined programs noted above, the Company has allocated approximately $4 million for the generation and evaluation of new greenfield targets.
CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 4 and 5 of its Notes to the annual consolidated financial statements for the year ended December 31, 2024. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
Mineral reserve and resource estimates
Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological assessments to interpret the data. The estimation of recoverable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions made in estimating the size, and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mining interests, mine restoration provisions, the gold stream obligation, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.
Assessment of impairment and reversal of impairment indicators for long-lived assets
The Company applies significant judgement in assessing whether there are indicators of impairment or impairment reversal present that give rise to the requirement to conduct an impairment test. Internal and external factors such as significant changes in the use of the asset, legal and permitting factors, future gold prices, operating and capital cost forecasts, quantities of mineral reserves and resources, and movements in market interest rates are used by management in determining whether there are any indicators.

Impairment of long-lived assets
Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of CGUs for long-lived asset requires management to make estimates and assumptions that include such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, application of royalty, income tax and mining tax rates, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.
Fair value of financial instruments
The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. In determining the fair value of the gold stream obligation, the Company makes significant assumptions that are based on the underlying models and the market conditions existing at both initial recognition and the end of each reporting period.
Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Long-term value-added tax receivables at September 30, 2025 included amounts for the Fekola Mine of $280 million (December 31, 2024 - $214 million), for the Masbate Mine of $23 million (December 31, 2024 – $13 million), and for the Gramalote Project of $20 million (December 31, 2024 - $17 million).

Uncertain tax positions
The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR+ at www.sedarplus.ca, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR+ and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be negatively impacted and its financial condition and results of operations may suffer significantly.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the three months ended September 30, 2025, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include post-commercial production mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended September 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Total
	$	$	$	$	$

Production costs	104,448	49,632	31,947	9,127	195,154
Royalties and production taxes	76,717	9,963	5,725	380	92,785
Less pre-commercial production costs	—	—	—	(9,507)	(9,507)

Total cash costs	181,165	59,595	37,672	—	278,432

Gold sold (ounces)	137,360	64,043	40,837	7,685	249,925
Less pre-commercial production sold (ounces)	—	—	—	(7,685)	(7,685)

Gold sold from commercial production (ounces)	137,360	64,043	40,837	—	242,240

Cash operating costs per ounce ($/ gold ounce sold)	760	775	782	—	768

Total cash costs per ounce ($/ gold ounce sold)	1,319	931	922	—	1,149

	For the three months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	109,857	42,697	39,854	192,408	—	192,408
Royalties and production taxes	20,511	7,120	5,298	32,929	—	32,929

Total cash costs	130,368	49,817	45,152	225,337	—	225,337

Gold sold (ounces)	78,889	47,960	53,676	180,525	—	180,525

Cash operating costs per ounce ($/ gold ounce sold)	1,393	890	742	1,066	—	1,066

Total cash costs per ounce ($/ gold ounce sold)	1,653	1,039	841	1,248	—	1,248

	For the nine months ended September 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Total
	$	$	$	$	$

Production costs	289,594	122,116	96,674	9,127	517,511
Royalties and production taxes	167,768	26,213	18,931	380	213,292
Less pre-commercial production costs	—	—	—	(9,507)	(9,507)

Total cash costs	457,362	148,329	115,605	—	721,296

Gold sold (ounces)	340,352	148,393	147,877	7,685	644,307
Less pre-commercial production sold (ounces)	—	—	—	(7,685)	(7,685)

Gold sold from commercial production (ounces)	340,352	148,393	147,877	—	636,622

Cash operating costs per ounce ($/ gold ounce sold)	851	823	654	—	799

Total cash costs per ounce ($/ gold ounce sold)	1,344	1,000	782	—	1,133

	For the nine months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	276,443	123,070	100,939	500,452	25,126	525,578
Royalties and production taxes	62,561	19,420	14,064	96,045	1,565	97,610

Total cash costs	339,004	142,490	115,003	596,497	26,691	623,188

Gold sold (ounces)	318,005	142,260	153,466	613,731	19,644	633,375

Cash operating costs per ounce ($/ gold ounce sold)	869	865	658	815	1,279	830

Total cash costs per ounce ($/ gold ounce sold)	1,066	1,002	749	972	1,359	984
Cash operating costs per gold ounce produced
In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include post-commercial production mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. Cash operating costs per gold ounce produced do not include pre-commercial production from the Goose Mine. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended September 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Total
	$	$	$	$	$

Production costs	104,448	49,632	31,947	9,127	195,154
Inventory sales adjustment	8,880	(9,762)	2,509	4,965	6,592
Pre-commercial production costs	—	—	—	(14,092)	(14,092)

Cash operating costs	113,328	39,870	34,456	—	187,654

Gold produced (ounces)	146,883	49,519	44,105	13,862	254,369
Less pre-commercial gold production	—	—	—	(13,862)	(13,862)

Adjusted gold produced (ounces)	146,883	49,519	44,105	—	240,507

Cash operating costs per ounce ($/ gold ounce produced)	772	805	781		780

	For the three months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	109,857	42,697	39,854	192,408	—	192,408
Inventory sales adjustment	2,330	(1,955)	(1,294)	(919)	—	(919)

Cash operating costs	112,187	40,742	38,560	191,489	—	191,489

Gold produced (ounces)	78,207	50,215	52,131	180,553	—	180,553

Cash operating costs per ounce ($/ gold ounce produced)	1,434	811	740	1,061	—	1,061

	For the nine months ended September 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Total
	$	$	$	$	$

Production costs	289,594	122,116	96,674	9,127	517,511
Inventory sales adjustment	15,174	(2,983)	(2,083)	6,143	16,251
Pre-commercial production costs	—	—	—	(15,270)	(15,270)

Cash operating costs	304,768	119,133	94,591	—	518,492

Gold produced (ounces)	367,049	146,626	148,346	14,554	676,575
Less pre-commercial gold production	—	—	—	(14,554)	(14,554)

Adjusted gold produced (ounces)	367,049	146,626	148,346	—	662,021

Cash operating costs per ounce ($/ gold ounce produced)	830	812	638		783

	For the nine months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	276,443	123,070	100,939	500,452	25,126	525,578
Inventory sales adjustment	12,505	(1,767)	(854)	9,884	—	9,884

Cash operating costs	288,948	121,303	100,085	510,336	25,126	535,462

Gold produced (ounces)	308,931	144,512	145,690	599,133	19,644	618,777

Cash operating costs per ounce ($/ gold ounce produced)	935	839	687	852	1,279	865
All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.
Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of post-commercial production cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to restricted share units/deferred share units/performance share units/restricted phantom units ("RSUs/DSUs/PSUs/RPUs"), community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total post-commercial production gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended September 30, 2025 (dollars in thousands):

	For the three months ended September 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Corporate	Total
	$	$	$	$	$	$

Production costs	104,448	49,632	31,947	9,127	—	195,154
Royalties and production taxes	76,717	9,963	5,725	380	—	92,785
Corporate administration	4,265	630	1,011	—	9,343	15,249
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	13	—	—	—	2,612	2,625
Community relations	464	91	466	10,000	—	11,021
Reclamation liability accretion	637	333	235	1,132	—	2,337
Realized losses on derivative contracts	139	85	13	—	—	237
Sustaining lease expenditures	87	320	1,246	—	359	2,012
Sustaining capital expenditures(2)	43,778	9,886	3,480	—	—	57,144
Sustaining mine exploration(2)	—	48	346	—	—	394

Total all-in sustaining costs	230,548	70,988	44,469	20,639	12,314	378,958
Less all-in sustaining costs related to pre-commercial production	—	—	—	(20,639)	—	(20,639)

Total all-in sustaining costs from commercial production	230,548	70,988	44,469	—	12,314	358,319

Gold Sold (ounces)	137,360	64,043	40,837	7,685	—	249,925
Less pre-commercial production ounces	—	—	—	(7,685)	—	(7,685)

Gold Sold from commercial production (ounces)	137,360	64,043	40,837	—	—	242,240

All-in sustaining cost per ounce ($/ gold ounce sold)	1,678	1,108	1,089	—	—	1,479
(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2025 (dollars in thousands):

	For the three months ended September 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Total
	$	$	$	$	$

Operating mine capital expenditures	55,113	9,916	4,391	157,068	226,488
Fekola underground	(11,335)	—	—	—	(11,335)
Pre-production capital expenditures	—	—	—	(157,068)	(157,068)
Other	—	(30)	(911)	—	(941)

Sustaining capital expenditures	43,778	9,886	3,480	—	57,144

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2025 (dollars in thousands):

	For the three months ended September 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Total
	$	$	$	$	$

Operating mine exploration	—	602	2,220	5,619	8,441
Non-sustaining exploration	—	(554)	(1,874)	(5,619)	(8,047)

Sustaining mine exploration	—	48	346	—	394

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended September 30, 2024 (dollars in thousands):

	For the three months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	109,857	42,697	39,854	—	192,408	—	192,408
Royalties and production taxes	20,511	7,120	5,298	—	32,929	—	32,929
Corporate administration	2,736	537	806	9,204	13,283	—	13,283
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	28	—	—	3,622	3,650	—	3,650
Community relations	168	109	578	—	855	—	855
Reclamation liability accretion	479	321	245	—	1,045	—	1,045
Realized gains on derivative contracts	55	32	21	—	108	—	108
Sustaining lease expenditures	82	312	234	502	1,130	—	1,130
Sustaining capital expenditures(2)	45,533	4,644	575	—	50,752	—	50,752
Sustaining mine exploration(2)	996	203	485	—	1,684	—	1,684

Total all-in sustaining costs	180,445	55,975	48,096	13,328	297,844	—	297,844

Gold sold (ounces)	78,889	47,960	53,676	—	180,525	—	180,525

All-in sustaining cost per ounce ($/ gold ounce sold)	2,287	1,167	896	—	1,650	—	1,650
(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2024 (dollars in thousands):

	For the three months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	64,464	5,192	609	70,265	—	70,265
Fekola underground	(20,252)	—	—	(20,252)	—	(20,252)
Road construction	1,321	—	—	1,321	—	1,321
Land acquisitions	—	(528)	—	(528)	—	(528)
Other	—	(20)	(34)	(54)	—	(54)

Sustaining capital expenditures	45,533	4,644	575	50,752	—	50,752

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2024 (dollars in thousands):

	For the three months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	996	1,290	1,888	4,174	—	4,174
Regional exploration	—	(1,087)	(1,403)	(2,490)	—	(2,490)

Sustaining mine exploration	996	203	485	1,684	—	1,684

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the nine months ended September 30, 2025 (dollars in thousands):

	For the nine months ended September 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Corporate	Total
	$	$	$	$	$	$

Production costs	289,594	122,116	96,674	9,127	—	517,511
Royalties and production taxes	167,768	26,213	18,931	380	—	213,292
Corporate administration	10,793	1,698	3,298	—	27,045	42,834
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	43	—	—	—	10,813	10,856
Community relations	1,138	272	1,169	10,000	—	12,579
Reclamation liability accretion	1,949	1,013	744	1,132	—	4,838
Realized losses on derivative contracts	760	466	95	—	—	1,321
Sustaining lease expenditures	251	961	3,658	—	1,329	6,199
Sustaining capital expenditures(2)	126,612	31,466	11,694	—	—	169,772
Sustaining mine exploration(2)	—	118	1,191	—	—	1,309

Total all-in sustaining costs	598,908	184,323	137,454	20,639	39,187	980,511
Less all-in sustaining costs related to pre-commercial production	—	—	—	(20,639)	—	(20,639)

Total all-in sustaining costs from commercial production	598,908	184,323	137,454	—	39,187	959,872

Gold Sold (ounces)	340,352	148,393	147,877	7,685	—	644,307
Less pre-commercial production ounces	—	—	—	(7,685)	—	(7,685)

Gold Sold from commercial production (ounces)	340,352	148,393	147,877	—	—	636,622

All-in sustaining cost per ounce ($/ gold ounce sold)	1,760	1,242	930	—	—	1,508
(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2025 (dollars in thousands):

	For the nine months ended September 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Total
	$	$	$	$	$

Operating mine capital expenditures	172,495	35,148	12,707	395,364	615,714
Fekola underground	(45,883)	—	—	—	(45,883)
Pre-production capital expenditures	—	—	—	(395,364)	(395,364)
Other	—	(3,682)	(1,013)	—	(4,695)

Sustaining capital expenditures	126,612	31,466	11,694	—	169,772

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2025 (dollars in thousands):

	For the nine months ended September 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Total
	$	$	$	$	$

Operating mine exploration	—	1,553	6,433	15,941	23,927
Non-sustaining exploration	—	(1,435)	(5,242)	(15,941)	(22,618)

Sustaining mine exploration	—	118	1,191	—	1,309

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the nine months ended September 30, 2024 (dollars in thousands):

	For the nine months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	276,443	123,070	100,939	—	500,452	25,126	525,578
Royalties and production taxes	62,561	19,420	14,064	—	96,045	1,565	97,610
Corporate administration	8,011	1,599	3,692	27,087	40,389	1,463	41,852
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	95	—	—	12,618	12,713	—	12,713
Community relations	419	139	1,228	—	1,786	—	1,786
Reclamation liability accretion	1,372	935	735	—	3,042	—	3,042
Realized gains on derivative contracts	(365)	(220)	(10)	—	(595)	—	(595)
Sustaining lease expenditures	249	939	1,024	1,506	3,718	—	3,718
Sustaining capital expenditures(2)	151,468	19,321	25,078	—	195,867	2,392	198,259
Sustaining mine exploration(2)	3,136	1,801	1,111	—	6,048	—	6,048

Total all-in sustaining costs	503,389	167,004	147,861	41,211	859,465	30,546	890,011

Gold sold (ounces)	318,005	142,260	153,466	—	613,731	19,644	633,375

All-in sustaining cost per ounce ($/ gold ounce sold)	1,583	1,174	963	—	1,400	1,555	1,405
(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2024 (dollars in thousands):

	For the nine months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	198,205	20,229	26,128	244,562	2,392	246,954
Fekola underground	(46,128)	—	—	(46,128)	—	(46,128)
Road construction	(609)	—	—	(609)	—	(609)
Land acquisition	—	(648)	—	(648)	—	(648)
Other	—	(260)	(1,050)	(1,310)	—	(1,310)

Sustaining capital expenditures	151,468	19,321	25,078	195,867	2,392	198,259

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2024 (dollars in thousands):

	For the nine months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	3,136	3,039	5,191	11,366	—	11,366
Regional exploration	—	(1,238)	(4,080)	(5,318)	—	(5,318)

Sustaining mine exploration	3,136	1,801	1,111	6,048	—	6,048

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.
A reconciliation of net income (loss) to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net income (loss) attributable to shareholders of the Company for the period:	19,313	(633,757)	231,324	(618,010)

Adjustments for non-recurring and significant recurring non-cash items:
Unrealized losses on derivative instruments	101,715	6,270	172,370	6,269
Change in fair value of gold stream	28,100	1,957	80,406	21,196
Realized gain on total return swap	—	—	(7,731)	—
Write-down of mining interests	—	—	5,118	636
Impairment of long-lived assets	—	661,160	—	858,301
Gain on sale of mining interests	—	(7,453)	—	(56,115)
Gain on sale of shares in associate	—	—	—	(16,822)
Regulatory dispute settlement	—	15,089	—	15,089
Loss on dilution of associate	—	—	—	8,984
Deferred income tax expense (recovery)	30,785	(14,109)	(16,885)	(30,419)

Adjusted net income attributable to shareholders of the Company for the period	179,913	29,157	464,602	189,109

Basic weighted average number of common shares outstanding (in thousands)	1,324,279	1,310,994	1,321,491	1,307,134

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.14	0.02	0.35	0.14

SUMMARY OF QUARTERLY RESULTS

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2025	2025	2024	2024	2024	2024	2023	2023
Gold revenue ($ in thousands)	782,948	692,206	532,107	499,788	448,229	492,569	461,444	511,974
Net income (loss) for the period ($ in thousands)	23,123	160,753	62,564	(9,325)	(631,032)	(34,777)	48,481	(117,396)
Earnings (loss) per share (1) – basic ($)	0.01	0.12	0.04	(0.01)	(0.48)	(0.02)	0.03	(0.09)
Earnings (loss) per share (1) – diluted ($)	0.01	0.10	0.04	(0.01)	(0.48)	(0.02)	0.03	(0.09)
Cash flows provided (used) by operating activities ($ in thousands)	171,390	255,081	178,788	120,544	(16,099)	62,432	710,727	205,443
Gold sold including pre-commercial production from the Goose Mine (ounces)	249,925	210,384	183,998	187,793	180,525	210,228	222,978	256,921
Average realized gold price ($/ ounce)	3,133	3,290	2,892	2,661	2,483	2,343	2,069	1,993
Gold produced (ounces)	240,507	228,762	192,752	186,001	180,553	204,241	214,339	270,611
Gold produced, total including Goose pre-commercial production and Calibre equity investment (ounces)	254,369	229,454	192,752	186,001	180,553	212,508	225,716	288,665
Production costs ($ in thousands)	195,154	160,363	161,994	181,376	192,408	151,299	156,745	164,406
(1) Attributable to the shareholders of the Company.

Quarterly gold revenue throughout the eight quarters is a function of quarterly production levels, the timing of bullion shipments and changes in average realized gold price while cash flows from operating activities are also impacted by production costs of each quarter and changes in working capital, in addition to the factors noted for gold revenue. Net income throughout the eight quarters was a function of quarterly revenues, cash operating costs, related taxes and asset impairment charges. The net loss in the third quarter of 2023 included an impairment loss of $112 million on the Gramalote Project as a result of the Company's acquisition from AngloGold of the remaining 50% stake in the Gramalote Project. The net loss in the fourth quarter of 2023 included an impairment loss of $192 million related to the Fekola Complex, net of deferred income tax. The net loss in the second quarter of 2024 included an impairment loss of $194 million related to the Fekola Complex, net of deferred income tax, partially offset by a gain on sale of mining interests of $49 million and a gain on sale of shares in associate of $17 million. The net loss in the third quarter of 2024 included an impairment loss of $661 million related to the Goose Mine and settlement expenses arising from the MOU Agreement signed with the State of Mali in September 2024 of $84 million partially offset by a gain on sale of mining interests of $8 million. Cash flows used in operating activities in the third quarter of 2024 included the build-up of long-term supplies inventory of $98 million for the Goose Mine. The net loss in the fourth quarter of 2024 included the retroactive application of the additional 10% priority dividend at the Fekola Mine resulting in an additional current income tax expense of $13 million.

SUMMARY AND OUTLOOK
The Company is pleased with its positive third quarter and first nine months of 2025 operating and financial results. The Fekola, Masbate and Otjikoto Mines continue to outperform production budgets, with total production for 2025 estimated at between 890,000 and 965,000 ounces of gold. On June 30, 2025 the Company announced the first gold pour from its new Goose Mine in Nunavut with commercial production reached soon thereafter, on October 2, 2025. The Goose Mine is expected to contribute between 50,000 and 80,000 ounces of gold in 2025. Looking forward, over the first six full calendar years of operation from 2026 to 2031 inclusive, the Goose Mine is estimated to contribute average annual gold production of approximately 300,000 ounces of gold per year, based only on existing Mineral Reserves.

The price of gold realized per ounce continues to significantly exceed the original 2025 budgeted gold price of $2,250 per ounce, significantly enhancing the Company’s cash generating activities. The Company remains in a strong financial position and is well placed to complete its budgeted capital and exploration activities for 2025, manage its financial commitments and continue to pay a dividend with a yield that puts the Company at the higher end of its peer group. A normal course issuer bid program was implemented in the year and during the third quarter of 2025, the Company bought back 2 million shares for $10 million under the normal course issuer bid. In addition, the Company delivered 66,192 ounces to date into the Gold Prepay obligation and remains on schedule to deliver all required ounces by the end of June 2026.

The Company has made significant progress in the development and enhancement of existing operations, which continues to be an area key focus. The commencement of mining activities at the Fekola underground in the third quarter of 2025 demonstrates the ongoing commitment of both the Company and the State of Mali to implement the matters laid out in the Memorandum of Understanding (the "MOU") entered into in September 2024. Fekola underground performance has already exceeded expectations and is now anticipated to contribute between 30,000 and 40,000 ounces of gold production this year (original guidance range of 25,000 to 35,000 ounces), ramping up significantly in 2026 and subsequent years. Our next key milestone under the MOU is the receipt of an exploitation permit for Fekola Regional which is now expected prior to the end of 2025 with production now expected to commence in early 2026.

At the Goose Mine, the Company is pursuing multiple optimization studies, including one study to analyze the potential to increase mill throughput at the Goose Mine from 4,000 tpd potentially up to 6,000 tpd, and a separate study analyzing the implementation of a flotation/concentrate leach process which has the potential to increase gold recovery and reduce processing unit costs. The Goose Mine is currently permitted for mill throughput of up to 6,000 tpd, so no amendment to the Project

Certificate would be required if the Company pursues the mill throughput expansion. The results of these studies are expected to be finalized in late 2025/early 2026. Once the studies are completed, the Company will evaluate the economics of each option and pursue the desired choice.

In Namibia, the Company was pleased to announce the approval of a development decision on the Antelope underground deposit at the Otjikoto Mine in September 2025. B2Gold believes that the Antelope deposit has the potential to become a small-scale, low-cost underground gold mine that can supplement the low-grade stockpile production during the period from 2028 to 2032 and result in meaningful production profile for Otjikoto into the next decade, with production from Antelope having the potential to increase Otjikoto Mine gold production to approximately 110,000 ounces per year over the life of the Antelope underground mine.

We continue to assess development opportunities and projects which we can put our proven internal mine construction team to work on. Development opportunities being assessed include our wholly owned Gramalote Project. The Company recently completed a feasibility study for the Gramalote Project in Colombia which demonstrated positive economics based on consensus gold prices. The feasibility study included modifications to the processing plant and infrastructure locations and therefore a Modified Environmental Impact Study will also be required. Work on the modifications to the Environmental Impact Study are well advanced and the Company expects it to be completed and submitted shortly following the completion of the feasibility study. Assessment of the Gramalote Project remains ongoing and any construction decision is not expected until late 2026 or early 2027. If B2Gold makes the decision to develop the Gramalote Project as an open pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities.

Exploration also remains a key focus as B2Gold seeks to both expand its reserve and resource base at its existing operations as well as seeking out greenfield opportunities, including strategic investments in prospective junior exploration companies.

The Company's ongoing strategy is to continue to maximize responsible profitable production from its existing mines, maintain a strong financial position, realize the potential increase in gold production from the Company's existing development projects, continue exploration programs across the Company's robust land packages, evaluate new exploration, development and production opportunities and continue to return capital to shareholders.
OUTSTANDING SHARE DATA
As at November 5, 2025, 1,336,137,739 common shares were outstanding. In addition, there were approximately 32 million stock options outstanding with exercise prices ranging between Cdn.$3.37 to Cdn.$7.17 per share, approximately 5 million RSUs outstanding and approximately 7 million PSUs outstanding.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates.

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2025; projected gold production, cash operating costs and all-in sustaining costs (on a consolidated and mine by mine basis) in 2025 for the Fekola Complex, the Otjikoto Mine, the Masbate Gold Project and the Goose Mine; consolidated production guidance for the Fekola Complex, Masbate and Otjikoto mines expected to be between 890,000 and 965,000 ounces of gold; 2025 gold production guidance for the Goose Mine expected to be between 50,000 to 80,000 ounces; consolidated cash operating costs for the Fekola Complex, Masbate Mine and Otjikoto Mine for 2025 expected to be between $740 and $800 per gold ounce produced; post-commercial production cash operating costs for the Goose Mine in 2025 expected to be between $2,300 and $2,360 per gold ounce produced; consolidated all-in sustaining cost guidance for the Fekola Complex, Masbate Mine and Otjikoto Mine for 2025 expected to be at the upper end of the Company's consolidated guidance range of between $1,460 and $1,520 per ounce sold; all-in sustaining cost guidance for the Goose Mine expected to be between $3,290 and $3,350 per gold ounce sold;.; continued prioritization of developing the Goose Mine in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Mine producing between 50,000 and 80,000 ounces in 2025 and approximately 300,000 ounces of gold per year for the first full six years of production; the Goose Mine optimization studies being finalized in late 2025/early 2026 and the results thereof; Fekola underground contributing between 30,000 to 40,000 ounces of gold production in 2025, ramping up significantly in 2026 and subsequent years; the receipt of the exploitation permit for Fekola Regional and Fekola Regional production expected to commence prior to the end of 2025; Fekola Regional contributing approximately 180,000 ounces of additional annual gold production in its first four full years of production from 2026 through 2030, with a mine life expected to extend well into the 2030’s; the potential for the Antelope deposit to be developed as an underground operation and contribute up to 65,000 per year during the low-grade stockpile processing in 2029 through 2032 and the Otjikoto Mine producing an average of approximately 110,000 ounces per year during that period; the potential to develop the Gramalote Project as an open pit gold mine and a construction decision not being expected until late 2026 or early 2027; the ability to deliver 22,064 ounces per month for the 12-month period from July 2025 to June 2026 to satisfy delivery of the total Gold Prepay obligation of 264,768 ounces in full; planned 2025 exploration budgets for Canada, Mali, Namibia, the Philippines and Kazakhstan and other grassroots projects; and the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of mineral reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

The projected range of all-in sustaining costs includes sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion. Due to the uncertainty of the likelihood, amount and timing of any such items, B2Gold does not have information available to provide a quantitative reconciliation of projected all-in sustaining costs to a total production cash costs projection. B2Gold believes that this measure represents the total costs of producing gold from current operations, and provides B2Gold and other stakeholders of the Company with additional information of B2Gold’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows B2Gold to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ in some material respects from the disclosure requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC’s disclosure rules for domestic United State issuers. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, B2Gold is not required to provide disclosure on its mineral properties under applicable SEC rules and regulations and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information and other technical information contained in this MD&A may not be comparable to similar information disclosed by companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

Historical results or feasibility models presented herein are not guarantees or expectations of future performance. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

QUALIFIED PERSONS

William Lytle, Senior Vice President and Chief Operating Officer, a qualified person under National Instrument 43-101, has reviewed and approved the disclosure of all scientific and technical information related to operational matters contained in this MD&A. Andrew Brown, P. Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.